EXHIBIT 99.1

Rogers Reports Second Quarter 2008 Financial and Operating Results

Consolidated Revenue Grows 11% to $2.8 Billion, Adjusted Operating Profit Increases 17%
to $1.1 Billion, and Net Income Increases to $301 Million;

Wireless Maintains Strong Postpaid Net Subscriber Additions, with ARPU up 4% and
Churn Down to 1.06%;

Cable Drives Continued Growth in Net Additions of Revenue Generating Units and
Margin Expansion Continues

TORONTO (July 29, 2008) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and six months ended June 30, 2008.

Financial highlights are as follows:

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue	$2,803	$2,527	11	$5,412	$4,825	12
Operating profit(1)	996	431	131	2,091	1,229	70
Net income (loss)	301	(56)	n/m	645	114	n/m
Net income (loss) per share:
Basic	$0.47	$(0.09)	n/m	$1.01	$0.18	n/m
Diluted	0.47	(0.09)	n/m	1.01	0.18	n/m

As adjusted:(2)
Operating profit(1)	$1,089	$930	17	$2,067	$1,744	19
Net income	364	299	22	631	485	30
Net income per share:
Basic	$0.57	$0.47	21	$0.99	$0.76	30
Diluted	0.57	0.47	21	0.99	0.75	32

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) the impact of a one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options; (ii) stock-based compensation (recovery) expense; (iii) integration and restructuring expenses; (iv) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision; and (v) in respect of net income and net income per share, loss on repayment of long-term debt and the related income tax impact of the above amounts.

Rogers Communications Inc.	1	Second Quarter 2008

Highlights of the second quarter of 2008 include the following:

•
Generated continued double-digit growth in quarterly revenue and adjusted operating profit of 11% and 17%, respectively, while net income increased to $301 million (or to $364 million on an adjusted basis), and adjusted operating profit less interest expense and PP&E additions rose 20% to $475 million.

•
Wireless subscriber postpaid net additions were 92,000, while postpaid subscriber monthly churn was reduced to 1.06% from 1.15% in the second quarter of 2007. Wireless postpaid monthly ARPU (average revenue per user) increased 4% year-over-year to $75.48 driven in part by the 34% growth in data revenue to $224 million, representing 15.5% of network revenue.

•
Cable ended the quarter with 745,000 residential voice-over-cable telephony subscriber lines, reflecting net additions of 41,000 lines for the quarter, of which approximately 13,000 were migrations from the circuit-switched platform. This brings the total penetration of cable telephony customers to 32% of basic cable subscribers up from 22% at June 30, 2007.

•
Cable’s Internet subscriber base grew by 13,000, in the seasonally slow quarter, to 1.5 million, and digital cable households increased by 23,000 to reach 1.4 million. During the quarter, Cable increased the download speeds for its Internet access services, and also implemented monthly usage allowances and monitoring tools, while usage-based billing on a per gigabyte basis for very heavy usage customers was phased in.

•
High-definition TV (“HD”) subscribers at Cable were up 59% from June 30, 2007 to June 30, 2008, from 287,000 to 455,000, while the number of quarterly purchases of Rogers on Demand product from the second quarter 2007 to the second quarter 2008 increased by approximately 20%.

•
Wireless announced that it would launch the highly anticipated Apple iPhone 3G in Canada on July 11, 2008 under both its Rogers Wireless and Fido brands with a wide variety of service plans available for voice and data combined.

•
Canada’s Advanced Wireless Services (“AWS”) wireless spectrum auction ended on July 21, 2008 following 39 days and 331 rounds of bidding with bids totalling $4.25 billion. Wireless acquired 20 MHz of spectrum across all 13 provinces/territories with winning bids that totalled approximately $1.0 billion representing approximately $1.67 per MHZ pop.

•
Wireless announced the launch of its Fido UNO and Rogers Home Calling Zone plans that allow customers to make unlimited calls within their home using their wireless phone via a home WiFi broadband connection. This converged service utilizes technology known as Unlicensed Mobile Access (“UMA”) and provides Rogers customers the convenience of having one phone, one number, one address book and one voicemail which they can use inside and outside of their home.

•
Cable announced that its agreement to acquire Aurora Cable TV Limited (“Aurora Cable”) had been approved by the CRTC and the transaction was completed on June 12, 2008. Aurora Cable passes approximately 26,000 homes and provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.

Rogers Communications Inc.	2	Second Quarter 2008

•
Cable and Media recorded charges of approximately $30 million and $7 million, respectively, for CRTC Part II fees relating to the period from September 1, 2006 to March 31, 2008 ($25 million and $6 million for the period September 1, 2006 to December 31, 2007 for Cable and Media, respectively) as a result of an unfavourable Federal Appeal court ruling. Rogers will continue to record these fees on a prospective basis, including $5 million and $2 million recorded in the second quarter of 2008, for Cable and Media, respectively. An application for leave to appeal has been filed with the Supreme Court of Canada although there is no assurance that the court will overturn this decision.

“The results for the second quarter reflect a good balance of continued healthy subscriber growth, double-digit revenue and operating profit growth, with continued margin expansion,” said Ted Rogers, President and CEO of Rogers Communications Inc. “While the competitive landscapes in which our businesses operate are constantly evolving, our unique combination of leading networks, powerful brand and distribution, and leadership in service and bundling capabilities positions Rogers uniquely for continued growth and success well into the future.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008

This management’s discussion and analysis (“MD&A”), which is current as of July 28, 2008, should be read in conjunction with our Second Quarter 2008 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2007 Annual MD&A and our 2007 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 26 to our 2007 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2007.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc.;

•	“Cable” (formerly “Cable and Telecom”), which refers to our wholly-owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”); and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 53 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, channel m TV, a multicultural television station acquired on April 30, 2008, and Canadian specialty channels including Biography and G4TechTV; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and the Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to which they appear.

Rogers Communications Inc.	3	Second Quarter 2008

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue
Wireless	$1,522	$1,364	12	$2,953	$2,595	14
Cable
Cable Operations	718	646	11	1,413	1,266	12
RBS	130	146	(11)	263	291	(10)
Rogers Retail	92	93	(1)	192	184	4
Corporate items and eliminations	(2)	(4)	(50)	(5)	(5)	-
	938	881	6	1,863	1,736	7
Media	409	348	18	716	614	17
Corporate items and eliminations	(66)	(66)	-	(120)	(120)	-
Total	2,803	2,527	11	5,412	4,825	12

Adjusted operating profit (loss)(1)
Wireless	769	664	16	1,474	1,245	18
Cable
Cable Operations	293	243	21	571	477	20
RBS	16	4	n/m	33	(3)	n/m
Rogers Retail	(5)	(4)	25	(2)	(3)	(33)
	304	243	25	602	471	28
Media	52	45	16	53	64	(17)
Corporate items and eliminations	(36)	(22)	64	(62)	(36)	72
Adjusted operating profit(1)	1,089	930	17	2,067	1,744	19
Stock option plan amendment(2)	-	(452)	n/m	-	(452)	n/m
Stock-based compensation recovery (expense)(2)	(53)	(32)	66	63	(47)	n/m
Integration and restructuring expenses(3)	(3)	(15)	(80)	(8)	(16)	(50)
Adjustment for CRTC Part II fees decision(4)	(37)	-	n/m	(31)	-	n/m
Operating profit(1)	996	431	131	2,091	1,229	70
Other income and expense, net(5)	695	487	43	1,446	1,115	30
Net income (loss)	$301	$(56)	n/m	$645	$114	n/m

Net income (loss) per share:
Basic	$0.47	$(0.09)	n/m	$1.01	$0.18	n/m
Diluted	0.47	(0.09)	n/m	1.01	0.18	n/m

As adjusted:(1)
Net income	$364	$299	22	$631	$485	30
Net income per share:
Basic	$0.57	$0.47	21	$0.99	$0.76	30
Diluted	0.57	0.47	21	0.99	0.75	32

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$251	$174	44	$414	$406	2
Cable
Cable Operations	185	163	13	306	288	6
RBS	10	17	(41)	14	40	(65)
Rogers Retail	4	4	-	7	7	-
	199	184	8	327	335	(2)
Media	17	11	55	38	18	111
Corporate	14	12	17	23	16	44
Total	$481	$381	26	$802	$775	3

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to the integration of Call-Net Enterprises Inc. (“Call-Net”) and Futureway Communications Inc. (“Futureway”), the restructuring of Rogers Business Solutions (“RBS”) and the closure of certain Rogers Retail stores.

(4)
Relates to an adjustment for CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision. See the section entitled “Government Regulation and Regulatory Developments” for further details.

(5)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
n/m: not meaningful.

Rogers Communications Inc.	4	Second Quarter 2008

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the Unaudited Interim Consolidated Financial Statements entitled “Segmented Information”.

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Net income (loss)	$301	$(56)	n/m	$645	$114	n/m
Income tax expense (recovery)	153	(87)	n/m	323	(1)	n/m
Other income, net	(5)	(3)	67	(13)	(4)	n/m
Change in the fair value of derivative instruments	(5)	22	n/m	(1)	26	n/m
Loss on repayment of long-term debt	-	47	(100)	-	47	(100)
Foreign exchange loss (gain)	(1)	(42)	(98)	6	(52)	n/m
Interest on long-term debt	133	152	(13)	271	301	(10)
Operating income	576	33	n/m	1,231	431	186
Depreciation and amortization	420	398	6	860	798	8
Operating profit	996	431	131	2,091	1,229	70
Stock option plan amendment	-	452	(100)	-	452	(100)
Stock-based compensation (recovery) expense	53	32	66	(63)	47	n/m
Integration and restructuring expenses	3	15	(80)	8	16	(50)
Adjustment for CRTC Part II fees decision	37	-	n/m	31	-	n/m
Adjusted operating profit	$1,089	$930	17	$2,067	$1,744	19

Net Income (Loss) and Net Income (Loss) Per Share

We recorded net income of $301 million for the three months ended June 30, 2008, or basic and diluted earnings per share of $0.47, compared to net loss of $56 million, or basic and diluted loss per share of $0.09, in the corresponding period in 2007. For the six months ended June 30, 2008, we recorded net income of $645 million, or basic and diluted earnings per share of $1.01, compared to net income of $114 million, or basic and diluted earnings per share of $0.18, in the corresponding period of 2007.

Income Tax Expense

Due to our non-capital loss carryforwards, our income tax expense for the three and six months ended June 30, 2008 and 2007, substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rates for the three and six months ended June 30, 2008 were 33.7% and 33.4%, respectively. The effective income tax rates for the three and six months ended June 30, 2007 were 60.8% and (0.9%), respectively. The effective income tax rates differed from the 2007 statutory income tax rate of 35.8% primarily due to the $25 million future income tax recovery recorded with respect to the Vidéotron Ltée termination payment to reverse a charge recorded by us in 2006 (see Note 7 of our 2007 Annual Audited Consolidated Financial Statements). In addition, in 2007 we recorded a future income tax recovery associated with the reclassification of contributed surplus upon the introduction of a cash settlement feature for employee stock options.

Rogers Communications Inc.	5	Second Quarter 2008

	Three months ended		Six months ended
(In millions of dollars)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Statutory income tax rate	32.7%	35.8%	32.7%	35.8%

Income (loss) before income taxes	$454	$(143)	$968	$113

Income tax expense (recovery) at statutory income tax rate on income before income taxes	$148	$(51)	$316	$40
Increase (decrease) in income taxes resulting from:
Stock-based compensation	2	(24)	3	(19)
Vidéotron Ltée termination payment	-	(25)	-	(25)
Change in the valuation allowance for future income taxes	2	-	3	-
Other items	1	13	1	3

Income tax expense (recovery)	$153	$(87)	$323	$(1)

Effective income tax rate	33.7%	60.8%	33.4%	(0.9%)

In the third quarter of 2008, we anticipate that we will record the benefit of an income tax credit of approximately $70 million arising from the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system. The resulting income tax credit will be available to reduce future Ontario income taxes over the next five years.

Foreign Exchange Loss (Gain)

During the three months ended June 30, 2008, the Canadian dollar strengthened by 0.9 cents versus the U.S. dollar resulting in a foreign exchange gain of $1 million. During the six months ended June 30, 2008, the Canadian dollar weakened by 3.1 cents versus the U.S. dollar. This resulted in a foreign exchange loss of $6 million. During the corresponding periods of 2007, the Canadian dollar strengthened by 9.0 cents and 10.2 cents, respectively, versus the U.S. dollar. This resulted in foreign exchange gains of $42 million and $52 million, respectively, during the three and six months ended June 30, 2007 primarily related to our U.S. dollar-denominated long-term debt not hedged for accounting purposes.

Interest on Long-Term Debt

The year-over-year decreases in interest expense are primarily due to the $501 million decrease in long-term debt at June 30, 2008 compared to June 30, 2007, including the impact of cross-currency interest rate exchange agreements.

This decrease in debt was the result of the $500 million decrease in bank debt at June 30, 2008 compared to June 30, 2007. In addition, the prior year interest expense included interest on several debt issues repaid during the 2007 period, including the February 2007 repayment at maturity of Cable’s $450 million 7.60% Senior Notes due 2007, the May 2007 redemption of Wireless’ US$550 million Floating Rate Senior Notes due 2010, and the June 2007 redemption of Wireless’ US$155 million 9.75% Senior Debentures due 2016.

Rogers Communications Inc.	6	Second Quarter 2008

Operating Income

The year-over-year increases in operating income reflect the impact of a one-time charge of $452 million recorded in the second quarter of 2007 related to the introduction of a cash settlement feature for employee stock options, combined with the growth in revenue of $276 million and $587 million, exceeding the growth in operating expenses, excluding the one-time charge of $452 million, of $185 million and $239 million, in the three and six months ended June 30, 2008, respectively. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, reflects an increase in depreciation on PP&E expenditures.

Stock-based Compensation

On May 28, 2007, our stock option plans were amended to attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. As a result, all outstanding stock options were classified as liabilities and are now carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is now marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

A summary of stock-based compensation (recovery) expense is as follows:

	One-time Non-cash Charge	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Upon Adoption	Three months ended June 30,		Six months ended June 30,
(In millions of dollars)	in Q2 2007	2008	2007	2008	2007

Wireless	$46	$8	$4	$(2)	$7
Cable	113	11	7	(22)	10
Media	84	9	4	(11)	6
Corporate	209	25	17	(28)	24
	$452	$53	$32	$(63)	$47

At June 30, 2008, we have a liability of $366 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and six months ended June 30, 2008, $39 million and $60 million, respectively, was paid to option holders upon exercise of options using the SAR feature, including stock options and restricted share units.

Adjusted Operating Profit

Wireless, Cable and Media all contributed to the increase in adjusted operating profit for the three months ended June 30, 2008 compared to the three months ended June 30, 2007. For the six months ended June 30, 2008, Wireless and Cable contributed to the increase in adjusted operating profit, offset by a decrease in Media’s adjusted operating profit, compared to the six months ended June 30, 2007. Refer to the individual segment discussions for details of the respective increases in adjusted operating profit.

Rogers Communications Inc.	7	Second Quarter 2008

For the three months ended June 30, 2008, adjusted operating profit increased to $1,089 million, from $930 million in the corresponding period of the prior year. Adjusted operating profit for the three months ended June 30, 2008 and 2007, respectively, excludes: (i) stock-based compensation expense of $53 million and $32 million; (ii) the impact of a one-time non-cash charge upon adoption of $452 million resulting from the introduction of a cash settlement feature for employee stock options in the three months ended June 30, 2007; (iii) integration and restructuring expenses of $3 million and $15 million; and (iv) an adjustment of CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision of $37 million for the three months ended June 30, 2008.

For the six months ended June 30, 2008, adjusted operating profit increased to $2,067 million, from $1,744 million in the corresponding period of the prior year. Adjusted operating profit for the six months ended June 30, 2008 and 2007, respectively, excludes: (i) stock-based compensation (recovery) expense of $(63) million and $47 million; (ii) the impact of a one-time non-cash charge upon adoption of $452 million resulting from the introduction of a cash settlement feature for employee stock options in the six months ended June 30, 2007; (iii) integration and restructuring expenses of $8 million and $16 million; and (iv) an adjustment of CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision of $31 million for the six months ended June 30, 2008.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	8	Second Quarter 2008

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue
Postpaid	$1,371	$1,207	14	$2,665	$2,311	15
Prepaid	71	67	6	137	128	7
One-way messaging	3	3	-	6	7	(14)
Network revenue	1,445	1,277	13	2,808	2,446	15
Equipment sales	77	87	(11)	145	149	(3)
Total operating revenue	1,522	1,364	12	2,953	2,595	14

Operating expenses before the undernoted
Cost of equipment sales	156	173	(10)	301	317	(5)
Sales and marketing expenses	151	146	3	291	286	2
Operating, general and administrative expenses	446	381	17	887	747	19
	753	700	8	1,479	1,350	10
Adjusted operating profit(1)(2)	769	664	16	1,474	1,245	18
Stock option plan amendment(3)	-	(46)	n/m	-	(46)	n/m
Stock-based compensation recovery (expense)(3)	(8)	(4)	100	2	(7)	n/m
Operating profit(1)	$761	$614	24	$1,476	$1,192	24

Adjusted operating profit margin as % of network revenue(1)	53.2%	52.0%		52.5%	50.9%

Additions to PP&E(1)	$251	$174	44	$414	$406	2

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)
Adjusted operating profit includes a loss of $3 million and $9 million, and $8 million and $15 million, for the three and six months ended June 30, 2007 and 2008, respectively, related to the Inukshuk wireless broadband initiative.

(3)	See the section entitled “Stock-based Compensation”.

Summarized Wireless Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2008	2007	Chg	2008	2007	Chg

Postpaid
Gross additions	283	322	(39)	576	608	(32)
Net additions	92	133	(41)	188	228	(40)
Adjustment to postpaid subscriber base(1)	-	(65)	65	-	(65)	65
Total postpaid retail subscribers				6,102	5,561	541
Average monthly revenue per user ("ARPU")(2)	$75.48	$72.65	$2.83	$73.95	$70.18	$3.77
Average monthly usage (minutes)	604	576	28	588	555	33
Monthly churn	1.06%	1.15%	(0.09%)	1.08%	1.16%	(0.08%)
Prepaid
Gross additions	149	156	(7)	282	300	(18)
Net additions (losses)	8	5	3	(21)	(3)	(18)
Adjustment to prepaid subscriber base(1)	-	(26)	26	-	(26)	26
Total prepaid retail subscribers				1,403	1,351	52
ARPU(2)	$16.86	$16.36	$0.50	$16.27	$15.58	$0.69
Monthly churn	3.39%	3.68%	(0.29%)	3.60%	3.69%	(0.09%)

(1)
During the second quarter of 2007, Wireless decommissioned its Time Division Multiple Access (“TDMA”) and analog networks and simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 65,000 subscribers from Wireless’ postpaid subscriber base and the removal of approximately 26,000 subscribers from Wireless’ prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Rogers Communications Inc.	9	Second Quarter 2008

Wireless Network Revenue

The increase in network revenue for the three and six months ended June 30, 2008, respectively, compared to the corresponding periods of the prior year, was driven principally by the continued growth of Wireless’ postpaid subscriber base and improvements in postpaid ARPU. The year-over-year increase in postpaid ARPU reflects the impact of higher wireless data revenue, as well as increased usage of long-distance and greater penetration of calling features.

Prepaid revenue increased as a result of both improved ARPU and the year-over-year growth in the subscriber base. The year-over-year improvement in prepaid ARPU is the result of both increased data usage and greater average minutes of voice usage resulting from more appealing prepaid offerings aimed at higher ARPU customers.

Wireless’ success in the continued reduction in postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.

The year-over-year reduction in the number of postpaid subscriber net additions reflects the unusually strong second quarter of 2007 during which wireless number portability (“WNP”) became effective, increased competitive activity in the market and what we believe may have been a modest slowdown in overall wireless purchasing activity during the second quarter of 2008.

For the three and six months ended June 30, 2008, wireless data revenue increased by 34% and 40%, respectively, over the corresponding periods of 2007, to $224 million and $431 million, respectively. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, BlackBerry and other PDA devices, downloadable ring tones, music and games, and other wireless data services. For the three and six months ended June 30, 2008, data revenue represented approximately 15.5% and 15.3%, respectively, of total network revenue, compared to 13% in each of the corresponding periods of 2007.

Wireless Equipment Sales

The year-over-year decrease in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the lower volume of gross additions in the three and six months ended June 30, 2008 compared to the corresponding periods of the prior year.

Rogers Communications Inc.	10	Second Quarter 2008

Wireless Operating Expenses

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per subscriber statistics)	2008	2007	% Chg	2008	2007	% Chg

Operating expenses
Cost of equipment sales	$156	$173	(10)	$301	$317	(5)
Sales and marketing expenses	151	146	3	291	286	2
Operating, general and administrative expenses	446	381	17	887	747	19
Operating expenses before the undernoted	753	700	8	1,479	1,350	10
Stock option plan amendment(1)	-	46	n/m	-	46	n/m
Stock-based compensation (recovery) expense(1)	8	4	100	(2)	7	n/m
Total operating expenses	$761	$750	1	$1,477	$1,403	5

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$21.38	$20.28	5	$21.44	$20.24	6

Sales and marketing costs per gross subscriber addition(2)	$439	$385	14	$425	$386	10

(1)	See the section entitled “Stock-based Compensation”.
(2)
As defined. See the section entitled “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section. Average monthly operating expense per subscriber before sales and marketing expenses excludes stock-based compensation (recovery) expense.

Cost of equipment sales decreased for the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year. This is primarily the result of the lower gross additions and corresponding level of handset subsidies.

The modest increase in sales and marketing expenses for the three and six months ended June 30, 2008 compared with the corresponding periods of the prior year, is primarily related to marketing efforts targeted at acquiring higher ARPU customers on longer term contracts.

During the second quarter, Wireless launched its Fido UNO and Rogers Home Calling Zone plans which allow customers to make unlimited calls within their home using their wireless phone via a home WiFi broadband connection. This converged service utilizes technology known as Unlicensed Mobile Access and provides Rogers’ customers the convenience of having one phone, one number, one address book and one voicemail which they can use inside and outside of their home.

The year-over-year increases in operating, general and administrative expenses in the three and six months ended June 30, 2008, compared to the corresponding periods of 2007, were partially driven by growth in the Wireless subscriber base.  In addition, there were higher costs to support increased usage of data and roaming services, as well as increases in customer care, credit and collection, and information technology costs as a result of the complexity of supporting more sophisticated services and devices. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $96 million and $189 million, respectively, in the three and six months ended June 30, 2008, compared to $92 million and $191 million, respectively, in the corresponding periods of the prior year. Growth in the subscriber base has increased retention spending slightly in the three months ended June 30, 2008, compared to the corresponding period of the prior year. In the six months ended June 30, 2007, additional retention spending was incurred due to the transition of customers to Wireless’ more advanced Global System for Mobile Communications (“GSM”) network and devices from our older generation Time Division Multiple Access (“TDMA”) network, which was decommissioned in May 2007, and the retention efforts surrounding the introduction of WNP in March 2007.

Rogers Communications Inc.	11	Second Quarter 2008

Wireless Adjusted Operating Profit

The strong year-over-year growth in adjusted operating profit was the result of the significant growth in network revenue. As a result, Wireless’ adjusted operating profit margin on network revenue (which excludes equipment sales revenue) increased to 53.2% and 52.5%, respectively, for the three and six months ended June 30, 2008, compared to 52.0% and 50.9% in the corresponding periods of 2007, respectively.

Recent Developments

We have entered into a contract with Apple Canada Inc. to sell the iPhone 3G handsets throughout Canada. Pursuant to the agreement, we have a commitment to purchase a specified number of  handsets, resulting in a minimum commitment of $150 million. We have agreed to subsidize the retail price of these handsets during the term of the agreement.

On June 9, 2008, Wireless announced that it would launch the Apple iPhone 3G in Canada. The launch took place on July 11, 2008, under both of our Rogers Wireless and Fido brands. A wide variety of service plans are available for voice and data combined, with all price plans requiring three year term contracts.

The iPhone 3G handsets are currently priced at $199 and $299 for the 8MB and 16MB models, respectively, which reflects significant handset subsidies that Wireless incurs for each unit sold. Depending on, among other things, the volume of iPhones that Wireless sells, it is likely that Wireless' cost of acquisition (“COA”) per subscriber in the second half of 2008 will increase from the first two quarters of 2008. However, as it is anticipated that iPhone subscribers will generally subscribe to both voice and data service plans, the ARPU per iPhone 3G subscriber is also expected to be higher than Wireless’ average postpaid ARPU that is generated from the majority of its other devices. As such, Wireless' ARPU levels are expected to be positively impacted over the term of the iPhone 3G subscriber contracts. See the sections entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and “2008 Guidance” below.

Wireless participated in the AWS spectrum auction in Canada which commenced on May 27, 2008 and concluded on July 21, 2008. In addition to the 90 MHz of AWS spectrum being auctioned, 10 MHz of 1900 PCS and 5 MHz of 1670 MHz were available through the auction process. As at July 21, 2008, Wireless’ committed expenditure is $1.0 billion. Wireless is required to submit payment in full by September 3, 2008. Only when Industry Canada has received full payment and has reviewed and approved the required documentation pertaining to Canadian ownership and other matters, will the licences be granted.

Rogers Communications Inc.	12	Second Quarter 2008

Wireless Additions to Property, Plant and Equipment

Wireless additions to PP&E are classified into the following categories:

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Additions to PP&E
HSPA ("High-Speed Packet Access")	$120	$74	62	$182	$223	(18)
Network - capacity	52	42	24	93	83	12
Network - other	51	25	104	88	41	115
Information and technology and other	28	30	(7)	50	51	(2)
Inukshuk	-	3	(100)	1	8	(88)
Total additions to PP&E	$251	$174	44	$414	$406	2

Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to markets across Canada and the upgrade to faster network throughput speeds. Other network-related PP&E additions included national site build activities, additional spending on test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, and new product platforms. Information and technology and other initiatives include billing and back office system upgrades, and other facilities and equipment spending.

Rogers Communications Inc.	13	Second Quarter 2008

CABLE

Summarized Cable Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2008(1)	2007(2)	% Chg	2008(1)	2007(2)	% Chg

Operating revenue
Cable Operations(3)	$718	$646	11	$1,413	$1,266	12
RBS	130	146	(11)	263	291	(10)
Rogers Retail	92	93	(1)	192	184	4
Intercompany eliminations	(2)	(4)	(50)	(5)	(5)	-
Total operating revenue	938	881	6	1,863	1,736	7

Operating profit (loss) before the undernoted
Cable Operations(3)	293	243	21	571	477	20
RBS	16	4	n/m	33	(3)	n/m
Rogers Retail	(5)	(4)	25	(2)	(3)	(33)
Adjusted operating profit(4)	304	243	25	602	471	28
Stock option plan amendment(5)	-	(113)	(100)	-	(113)	(100)
Stock-based compensation recovery (expense)(5)	(11)	(7)	57	22	(10)	n/m
Integration and restructuring expenses(6)	(3)	(15)	(80)	(8)	(16)	(50)
Adjustment for CRTC Part II fees decision(7)	(30)	-	n/m	(25)	-	n/m
Operating profit(4)	$260	$108	141	$591	$332	78

Adjusted operating profit (loss) margin(4)
Cable Operations(3)	40.8%	37.6%		40.4%	37.7%
RBS	12.3%	2.7%		12.5%	(1.0%)
Rogers Retail	(5.4%)	(4.3%)		(1.0%)	(1.6%)

Additions to PP&E(4)
Cable Operations(3)	$185	$163	13	$306	$288	6
RBS	10	17	(41)	14	40	(65)
Rogers Retail	4	4	-	7	7	-
Total additions to PP&E	$199	$184	8	$327	$335	(2)
(1)	The operating results of Aurora Cable are included in Cable’s results of operations from the date of acquisition on June 12, 2008.
(2)	The operating results of Futureway are included in Cable’s results of operations from the date of acquisition on June 22, 2007.
(3)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(4)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(5)	See the section entitled “Stock-based Compensation”.
(6)	Costs incurred relate to the integration of Call-Net and Futureway, the restructuring of RBS and the closure of certain Rogers Retail stores.
(7)
Relates to an adjustment for CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision. See the section entitled “Government Regulation and Regulatory Developments” for further details.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	14	Second Quarter 2008

CABLE OPERATIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue
Core Cable	$417	$384	9	$820	$757	8
Internet	171	152	13	337	295	14
Rogers Home Phone	130	110	18	256	214	20
Total Cable Operations operating revenue	718	646	11	1,413	1,266	12

Operating expenses before the undernoted
Sales and marketing expenses	64	61	5	128	122	5
Operating, general and administrative expenses	361	342	6	714	667	7
	425	403	5	842	789	7
Adjusted operating profit(1)	293	243	21	571	477	20
Stock option plan amendment(2)	-	(106)	(100)	-	(106)	(100)
Stock-based compensation recovery (expense)(2)	(10)	(7)	43	21	(10)	n/m
Integration and restructuring expenses(3)	(1)	(3)	n/m	(1)	(4)	n/m
Adjustment for CRTC Part II fees decision(4)	(30)	-	n/m	(25)	-	n/m
Operating profit(1)	$252	$127	98	$566	$357	59

Adjusted operating profit margin(1)	40.8%	37.6%		40.4%	37.7%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the integration of Call-Net and Futureway.
(4)
Relates to an adjustment for CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision. See the section entitled “Government Regulation and Regulatory Developments” for further details.

Rogers Communications Inc.	15	Second Quarter 2008

Summarized Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands, except ARPU)	2008	2007(1)	Chg	2008	2007(1)	Chg

Cable homes passed				3,648	3,515	133

Basic Cable
Net losses(2)	(13)	(12)	(1)	(13)	(11)	(2)
Total Basic Cable subscribers(3)				2,298	2,266	32
Core Cable ARPU(4)	$60.73	$56.34	$4.39	$59.62	$55.45	$4.17

High-speed Internet
Net additions	13	21	(8)	54	63	(9)
Total Internet subscribers (residential)(3)(5)				1,534	1,364	170
Internet ARPU(4)	$37.41	$36.87	$0.54	$37.19	$36.33	$0.86

Digital Cable
Terminals, net additions	54	61	(7)	157	181	(24)
Total terminals in service(3)				2,036	1,678	358
Households, net additions	23	34	(11)	72	103	(31)
Total households(3)				1,431	1,237	194

Cable telephony subscriber lines
Net additions and migrations(6)(7)	41	69	(28)	87	143	(56)
Total Cable telephony subscriber lines(3)				745	509	236

Circuit-switched subscriber lines
Net losses and migrations(6)(7)	(22)	(10)	(12)	(36)	(27)	(9)
Total circuit-switched subscriber lines				298	344	(46)

Revenue Generating Units ("RGUs")(8)
Net additions	42	102	(60)	164	271	(107)
Total RGUs				6,306	5,720	586

(1)	Certain of the comparative figures have been reclassified to conform to the current year presentation.
(2)
Basic cable net losses for the six months ended June 30, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.

(3)
Included in total subscribers at June 30, 2008 are approximately 16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital cable households and 2,000 cable telephony subscriber lines, representing 35,000 RGUs, acquired from Aurora Cable. These subscribers are not included in net additions for the three and six months ended June 30, 2008.

(4)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(5)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for the six months ended June 30, 2008.

(6)
Included in total subscribers at June 30, 2007 are approximately 3,000 high-speed Internet subscribers and 21,000 circuit-switched telephony subscriber lines, representing 24,000 RGUs, acquired from Futureway. These subscribers are not included in net additions for the three and six months ended June 30, 2007.

(7)
Includes approximately 13,000 and 16,000 migrations from circuit-switched to cable telephony for the three and six months ended June 30, 2008, respectively, and includes approximately 14,000 and 32,000 migrations from circuit-switched to cable telephony for the three and six months ended June 30, 2007, respectively.

(8)	RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and Rogers Home Phone subscribers.

Rogers Communications Inc.	16	Second Quarter 2008

Core Cable Revenue

Within Cable Operations, the increase in Core Cable revenue for the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, reflects the growing penetration of our digital cable product offerings, including increased HDTV adoption and increasing usage of the On-Demand platform, combined with the year-over-year increase in the number of basic cable customers. In addition, the impact of the rate increases introduced in March 2008 and March 2007 contributed to the growth in revenue of both our digital and basic cable services.

From a subscriber perspective, the second quarter of each year is historically a seasonally slow period during which colleges and universities break for the summer and Cable experiences a relatively high number of seasonal disconnects as a result. Many of these subscribers will in turn reactivate their services during the third quarter coincident with the start of the new academic year. As Cable’s penetration of digital cable, Internet and Home Phone continue to increase, the impact of seasonal disconnections increases as well and this effect contributed to the year-over-year decline in the number of net RGU additions at Cable this quarter.

Basic cable net losses for the three months ended June 30, 2008 reflect the normal seasonality, while the net losses for the six months ended June 30, 2008 were also negatively impacted by the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.

The digital cable subscriber base grew by 16% from June 30, 2007 to June 30, 2008. Digital penetration now represents 62% of basic cable households. Strong demand for HD and personal video recorder (“PVR”) digital set-top box equipment and pay-per-use purchases, combined with the success of multi-product marketing campaigns, which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 23,000 and 72,000 households, respectively, in the three and six months ended June 30, 2008. HD subscribers at Cable were up 59% from June 30, 2007 to June 30, 2008, from 287,000 to 455,000.

Internet (Residential) Revenue

The increase in Internet revenues of 13% and 14% for the three and six months ended June 30, 2008 respectively, from the corresponding periods in 2007, primarily reflects the 12% year-over-year increase in the number of Internet subscribers combined with price increases to our Internet offerings.

While the three months ended June 30, 2008 were impacted to a greater extent than 2007 by seasonal disconnects, Internet penetration continued to increase and now stands at approximately 67% of basic cable households and 42% of homes passed with approximately 1.5 million total Internet customers.

Rogers Communications Inc.	17	Second Quarter 2008

Rogers Home Phone Revenue

The revenue growth of Rogers Home Phone was 18% and 20% for the three and six months ended June 30, 2008, respectively, due to an increased customer base from 853,000 at June 30, 2007 to 1,043,000 at June 30, 2008. Cable continues to focus on growing cable telephony while de-emphasizing circuit-switched phone lines. Cable telephony service lines experienced growth of 41,000 and 87,000 for the three and six months ended June 30, 2008, respectively. The net addition of service lines is lower than the comparable 2007 three and six month periods due to an increased competitive response by the Telco incumbents and fewer migrations from the circuit-switched to the cable telephony platform. Circuit-switched services incurred greater net line losses to date in 2008, compared to the corresponding periods of 2007, as Cable has chosen to reduce sales and marketing activity on this product. The cable telephony subscriber base grew 46% from June 30, 2007 to June 30, 2008. For the six months ended June 30, 2008, cable telephony subscribers represented 32% of basic cable subscribers and 22% of the homes passed in which cable telephony is available, compared to 22% and 16% respectively, for the six months ended June 30, 2007.

Cable Operations Operating Expenses

The increase in Cable’s operating expenses for the three and six months ended June 30, 2008 compared to the corresponding periods of 2007 were primarily driven by the timing of promotional activities and the increases in digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service and network operations. Partially offsetting these increases was a reduction in costs associated with Cable’s Internet product resulting from a renegotiated agreement with Yahoo! which became effective January 1, 2008, and overall cost efficiencies across various functions. The cost efficiency gains are due to achieving operational scale and improving the customer experience resulting in lower related costs.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of growth in revenue and subscribers, combined with the reduced costs associated with Internet services. As a result, Cable Operations adjusted operating profit margins increased to 40.8% and 40.4%, respectively, for the three and six months ended June 30, 2008, compared to 37.6% and 37.7% in the respective corresponding periods in 2007.

Cable Operations’ base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately 298,000 customers which have not been migrated to our cable network telephony platform, with Cable Operations' telephony business, has a dilutive impact on operating profit margins.

Rogers Communications Inc.	18	Second Quarter 2008

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2008	2007	% Chg	2008	2007	% Chg

RBS operating revenue	$130	$146	(11)	$263	$291	(10)

Operating expenses before the undernoted
Sales and marketing expenses	6	19	(68)	13	40	(68)
Operating, general and administrative expenses	108	123	(12)	217	254	(15)
	114	142	(20)	230	294	(22)
Adjusted operating profit (loss)(1)	16	4	n/m	33	(3)	n/m
Stock option plan amendment(2)	-	(2)	(100)	-	(2)	(100)
Stock-based compensation recovery(2)	-	-	n/m	1	-	n/m
Integration and restructuring expenses(3)	(2)	(12)	(83)	(3)	(12)	(75)
Operating profit (loss)(1)	$14	$(10)	n/m	$31	$(17)	n/m

Adjusted operating profit (loss) margin(1)	12.3%	2.7%		12.5%	(1.0%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the integration of Call-Net and the restructuring of Rogers Business Solutions.

Summarized Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands)	2008	2007	Chg	2008	2007	Chg

Local line equivalents(1)(2)
Net additions (losses)	(6)	7	(13)	(22)	10	(32)
Total local line equivalents				215	229	(14)

Broadband data circuits(3)
Net additions (losses)	(1)	1	(2)	(2)	1	(3)
Total broadband data circuits				30	33	(3)

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)
Included in total subscribers at June 30, 2007 are approximately 14,000 local line equivalents and 1,000 broadband data circuits acquired from Futureway. These subscribers are not included in net additions for the three and six months ended June 30, 2007.

(3)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.

RBS Revenue

The decrease in RBS revenues reflects a decline in lower margin resale and long-distance businesses, with a shift in focus to increasing the strength of profitable relationships and leveraging revenue opportunities over Cable’s existing network. RBS continues to refocus on retaining its existing medium-enterprise and carrier customer base, but late in 2007 it suspended aggressive sales and marketing initiatives related to acquiring new medium and large business customers. RBS continues to evaluate areas of profitable business within the medium and large enterprise segments, while Core Cable focuses on continuing to grow Rogers’ penetration of Internet and telephony services into the small business and small office home office markets within Cable’s territory. For the three and six months ended June 30, 2008, RBS long-distance revenue declined $12 million and $26 million, respectively, and data revenue declined $4 million and $5 million, respectively.

Rogers Communications Inc.	19	Second Quarter 2008

RBS Operating Expenses

Carrier charges, included in operating, general and administrative expenses, decreased by $8 million and $21 million for the three and six months ended June 30, 2008, respectively, due to the decrease in revenue and focus on on-net services. Carrier charges still represented approximately 55% and 54% of revenue in the three and six months ended June 30, 2008, compared to 55% and 57% of revenue in the corresponding periods of 2007.

The decreases in other operating, general and administrative expenses for the three and six months ended June 30, 2008, $20 million and $43 million, respectively, are primarily related to lower sales, marketing and information technology costs compared to the corresponding periods of the prior year. The reduction in sales and marketing expenses for the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, reflects streamlining initiatives, including headcount reductions, associated with the refocusing of RBS’ business.

RBS Adjusted Operating Profit

The changes described above resulted in RBS adjusted operating profit of $16 million and $33 million for the three and six months ended June 30, 2008, compared to an adjusted operating profit (loss) of $4 million and $(3) million in the corresponding periods of 2007.

ROGERS RETAIL

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Rogers Retail operating revenue	$92	$93	(1)	$192	$184	4

Operating expenses	97	97	-	194	187	4
Adjusted operating loss(1)	(5)	(4)	25	(2)	(3)	(33)
Stock option plan amendment(2)	-	(5)	(100)	-	(5)	(100)
Stock-based compensation expense(2)	(1)	-	n/m	-	-	n/m
Integration and restructuring expenses(3)	-	-	n/m	(4)	-	n/m
Operating loss(1)	$(6)	$(9)	(33)	$(6)	$(8)	(25)

Adjusted operating loss margin(1)	(5.4%)	(4.3%)		(1.0%)	(1.6%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs related to the closure of certain Rogers Retail stores.

Rogers Retail Revenue

The increase in Rogers Retail revenue of $8 million for the six months ended June 30, 2008, compared to the corresponding period of 2007, was the result of increased sales of wireless products and services, partially offset by the continued decline in video rentals.

Rogers Communications Inc.	20	Second Quarter 2008

Rogers Retail Adjusted Operating Profit

Adjusted operating profit at Rogers Retail was relatively unchanged for the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, and reflects the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Additions to PP&E
Customer premises equipment	$53	$69	(23)	$99	$135	(27)
Scalable infrastructure	75	36	108	110	58	90
Line extensions	12	15	(20)	21	28	(25)
Upgrades and rebuild	5	15	(67)	8	19	(58)
Support capital	40	28	43	68	48	42
Total Cable Operations	185	163	13	306	288	6
RBS	10	17	(41)	14	40	(65)
Rogers Retail	4	4	-	7	7	-
	$199	$184	8	$327	$335	(2)

The increase in Cable Operations PP&E additions for the quarter ended June 30, 2008, is primarily attributable to a larger subscriber base and increased demand for data products. This resulted in increased spending on scalable infrastructure related to network capacity and information technology infrastructure, as well as increased support capital. Spending on CPE has decreased in the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, due to the continued drawdown of inventory levels.

The reduction in RBS PP&E additions for the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, reflects the refocusing of RBS’s business as discussed above.

Rogers Communications Inc.	21	Second Quarter 2008

Rogers Retail PP&E additions are attributable to improvements made to certain retail stores.

MEDIA

Summarized Media Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2008(1)(2)	2007	% Chg	2008(1)(2)	2007	% Chg

Operating revenue	$409	$348	18	$716	$614	17

Operating expenses before the undernoted	357	303	18	663	550	21
Adjusted operating profit(3)	52	45	16	53	64	(17)
Stock option plan amendment(4)	-	(84)	(100)	-	(84)	(100)
Stock-based compensation recovery (expense)(4)	(9)	(4)	125	11	(6)	n/m
Adjustment for CRTC Part II fees decision(5)	(7)	-	n/m	(6)	-	n/m
Operating profit (loss)(3)	$36	$(43)	n/m	$58	$(26)	n/m

Adjusted operating profit margin(3)	12.7%	12.9%		7.4%	10.4%

Additions to property, plant and equipment(3)	$17	$11	55	$38	$18	111

(1)	The operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.
(2)	The operating results of channel m are included in Media’s results of operations from the date of acquisition on April 30, 2008.
(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(4)	See the section entitled “Stock-based Compensation”.
(5)
Relates to an adjustment for CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision. See the section entitled “Government Regulation and Regulatory Developments” for further details.

Media Revenue

The increase in Media revenue for the three and six months ended June 30, 2008, over the corresponding periods in 2007, primarily reflects the acquisition of Citytv. This acquisition closed on October 31, 2007 and contributed $46 million and $80 million, respectively, to revenue in the three and six months ended June 30, 2008, or approximately 75% and 78%, respectively, of the revenue increases. In addition, Media’s OMNI Television, Radio and Sportsnet businesses each experienced organic revenue growth compared to the three and six months ended June 30, 2007. These increases were partially offset by softer advertising revenue at Publishing, modestly lower sales of fine jewelry and home goods at The Shopping Channel, and the variation in timing of revenue-sharing payments from Major League Baseball at Sports Entertainment.

Media Operating Expenses

The increase in Media operating expenses for the three and six months ended June 30, 2008, compared to the corresponding periods in 2007, primarily reflects the addition of $41 million and $77 million, respectively, of operating costs relating to the acquired Citytv business, the $9 million charge for terminating the concession agreement at Rogers Centre during the first quarter of 2008, as well as the buyout of certain player and coaching contracts during the second quarter of 2008.

Rogers Communications Inc.	22	Second Quarter 2008

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for the three months ended June 30, 2008, compared to the corresponding period of 2007, primarily reflects the addition of the Citytv business resulting in the contribution of $5 million to adjusted operating profit. The decrease in Media’s adjusted operating profit for the six months ended June 30, 2008, compared to the corresponding period of the prior year, primarily reflects a contract termination fee for concession services at Rogers Centre, buyouts of player and coaching contracts, foreign exchange on U.S. dollar revenues, programming cost increases at Sportsnet, and revenue softness at Publishing and The Shopping Channel.

Media Additions to PP&E

The majority of Media’s PP&E additions in the three and six months ended June 30, 2008, reflect building improvements related to the relocation of Rogers Sportsnet production facilities, the continued investment in a new television production facility and the acquisition of certain assets as part of the termination of a concession services agreement at Rogers Centre.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

Three Months Ended June 30, 2008

For the three months ended June 30, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $952 million from $786 million in the corresponding period of 2007. The $166 million increase is primarily the result of a $159 million increase in adjusted operating profit and a $19 million decrease in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended June 30, 2008, cash generated from operations was $878 million, compared to $589 million in the corresponding period of 2007. The cash generated from operations of $878 million, together with the receipt of $2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $880 million generated or raised in the three months ended June 30, 2008.

Net funds used during the three months ended June 30, 2008 totalled approximately $858 million, the details of which include the following:

•	additions to PP&E of $453 million, including $28 million of related changes in non-cash working capital;

•	net repayments under our bank credit facility aggregating $35 million;

•	the payment of quarterly dividends of $160 million on our Class A Voting and Class B Non-Voting shares;

Rogers Communications Inc.	23	Second Quarter 2008

•	the purchase for cancellation of 1,000,000 Class B Non-Voting shares for an aggregate purchase price of $39.9 million;

•	additions to program rights of $42 million; and

•	acquisitions and other net investments aggregating $128 million, including the acquisition of Aurora Cable and channel m.

Taking into account the cash deficiency of $67 million at the beginning of the period and the fund uses described above, the cash deficiency at June 30, 2008 was $45 million.

Six Months Ended June 30, 2008

For the six months ended June 30, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,821 million from $1,469 million in the corresponding period of 2007. The $352 million increase is primarily the result of a $323 million increase in adjusted operating profit and a $30 million decrease in interest expense.

Taking into account the changes in non-cash working capital items for the six months ended June 30, 2008, cash generated from operations was $1,577 million, compared to $1,004 million in the corresponding period of 2007. The cash generated from operations of $1,577 million together with the receipt of $2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options resulted in total net funds of approximately $1,579 generated or raised in the six months ended June 30, 2008.

Net funds used during the six months ended June 30, 2008 totalled approximately $1,563 million, the details of which include the following:

•	additions to PP&E of $856 million, including $54 million of related changes in non-cash working capital;

•	net repayments under our bank credit facility aggregating $200 million;

•	the payment of quarterly dividends of $240 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 1,000,000 Class B Non-Voting shares for an aggregate purchase price of $39.9 million;

•	additions to program rights of $78 million; and

•	acquisitions and other net investments aggregating $149 million, including the acquisition of Aurora Cable, channel m and CIKZ-FM Kitchener.

Taking into account the cash deficiency of $61 million at the beginning of the period and the fund uses described above, the cash deficiency at June 30, 2008 was $45 million.

Rogers Communications Inc.	24	Second Quarter 2008

Financing

Our long-term debt instruments are described in Note 15 to the 2007 Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2008.

Three Months Ended June 30, 2008

As mentioned above, during the three months ended June 30, 2008, an aggregate $35 million net repayment was made under our bank credit facility.

Six Months Ended June 30, 2008

As mentioned above, during the six months ended June 30, 2008, an aggregate $200 million net repayment was made under our bank credit facility.

Normal Course Issuer Bid

In January 2008, RCI filed a normal course issuer bid (“NCIB”) which authorizes us to repurchase up to the lesser of 15,000,000 of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. On May 21, 2008, RCI repurchased for cancellation 1,000,000 of its Class B Non-Voting shares pursuant to a private agreement between RCI and an arm’s-length third party seller for an aggregate purchase price of $39.9 million. The purchase was made under an issuer bid exemption order issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB.

Wireless Spectrum Auction Letters of Credit and Payment for Auctioned Spectrum

In order to participate in the auction of wireless spectrum licences which commenced May 27, 2008, we arranged for the issuance of standby letters of credit aggregating $534 million pursuant to the terms and conditions of the auction. These letters of credit will be cancelled upon payment in full of $1.0 billion on September 3, 2008 for spectrum licences in the recent auction. Payment will be funded with drawdowns under RCI’s $2.4 billion bank credit facility. See the section entitled “Recent Developments” in the Wireless segment review for further discussion.

Additional Revolving Credit Facility

In order to ensure that we have sufficient liquidity following payment for the wireless spectrum auction, in July 2008, RCI entered into a credit agreement with Canadian financial institutions for an unsecured revolving credit facility of up to $500 million available until maturity 364 days following the closing date.

Credit Ratings Upgrades

In June 2008, Fitch Ratings upgraded each of the following: the issuer default rating for RCI to BBB (from BBB-); the rating for RCI’s senior unsecured debt to BBB (from BBB-); and the rating for RCI’s senior subordinated debt to BBB- (from BB+).  All of these ratings have a Stable outlook (from Positive prior to this upgrade).

Rogers Communications Inc.	25	Second Quarter 2008

In June 2008, Moody’s Investors Service revised RCI’s ratings outlook to Positive (from Stable) while affirming its Baa3 rating on RCI’s senior unsecured debt and Ba1 on RCI’s senior subordinated debt.

In June 2008, Standard & Poor’s Ratings Services revised RCI’s ratings outlook to Positive (from Stable) while affirming its BBB- corporate credit rating, BBB- rating on RCI’s senior unsecured debt and BB+ on RCI’s senior subordinated debt.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

During the three and six months ended June 30, 2008, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. On June 30, 2008 all of our U.S. dollar-denominated debt was hedged on an economic basis and on an accounting basis.

Consolidated Hedged Position

(In millions of dollars, except percentages)		June 30, 2008			December 31, 2007

U.S. dollar-denominated long-term debt	US $	4,190		US $	4,190

Hedged with cross-currency interest rate exchange agreements	US $	4,190		US $	4,190

Hedged exchange rate	Cdn $	1.3313		Cdn $	1.3313

Percent hedged		100.0	%(1)		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn $	7,254		Cdn $	7,454
Total long-term debt at fixed rates	Cdn $	6,214		Cdn $	6,214
Percent of long-term debt fixed		85.7%			83.4%

Weighted average interest rate on long-term debt		7.35%			7.53%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on June 30, 2008, RCI accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Communications Inc.	26	Second Quarter 2008

Composition of Fair Market Value Liability for Derivative Instruments

(In millions of dollars)	June 30, 2008	December 31, 2007

Foreign exchange related	$1,571	$1,719
Interest related	172	85
Total carrying value	$1,743	$1,804

Outstanding Share Data

Set out below is our outstanding share data as at June 30, 2008. For additional information, refer to Note 19 to our 2007 Annual Audited Consolidated Financial Statements and Note 4 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2008.

June 30, 2008

Common Shares(1)

Class A Voting	112,462,014
Class B Non-Voting	526,249,809

Options to purchase Class B Non-Voting shares

Outstanding options	16,132,223
Outstanding options exercisable	11,287,296

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

On November 1, 2007, we declared a quarterly dividend of $0.125 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $80 million was paid on January 2, 2008 to shareholders of record on December 12, 2007.

On January 7, 2008, our Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend. The new annual dividend of $1.00 per share is paid in quarterly amounts of $0.25 per each outstanding Class A Voting and Class B Non-Voting share.  Such quarterly dividends are only payable as and when declared by our Board of Directors and there is no entitlement to any dividend prior thereto.

On February 21, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling $160 million was paid on April 1, 2008 to shareholders of record on March 6, 2008.

On April 29, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling $160 million was paid on July 2, 2008 to shareholders of record on May 13, 2008.

Rogers Communications Inc.	27	Second Quarter 2008

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2007 Annual MD&A, and are further discussed in Notes 15, 23 and 24 of our 2007 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2007, except as follows:

•
We have entered into an agreement with a supplier to purchase handsets in the amount of approximately $150 million. See the section entitled “Recent Developments” in the Wireless segment review for further discussion;

•	We have committed to purchase certain wireless spectrum as part of the AWS spectrum auction. See the section entitled “Recent Developments” in the Wireless segment review for further discussion;
•	The Blue Jays signed two players to multi-year contracts totalling $80 million, ranging from four to six years;
•
The Buffalo Bills will play a series of eight games over a five-year period at the Rogers Centre in Toronto, beginning in August 2008, resulting in a commitment of $78 million of payments scheduled from 2008 through 2012; and

•	Changes to our bank credit facility balance previously discussed in the “Consolidated Liquidity and Capital Resources” section.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2007 Annual MD&A. The significant changes to those regulations since December 31, 2007, are as follows:

AWS Spectrum Auction

On February 27, 2008, Industry Canada issued Responses to Questions for Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed on February 29, 2008 by conditions of licence which will impose those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer a service, or level of service, which the roamer’s network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks.

Rogers Communications Inc.	28	Second Quarter 2008

Commercial Radio Copyright Tariffs

On February 22, 2008, the Copyright Board reaffirmed the rates it set in 2005 for fees payable to the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) and Neighbouring Rights Collective of Canada (“NRCC”) for use of music from 2003 to 2007, in February 2008. In its reaffirmation of the SOCAN-NRCC decision the Copyright Board also granted the Canadian Association of Broadcasters’ request for a consolidated tariff proceeding, which would set an overall valuation for the use of music by commercial radio, which would then be divided amongst the collectives.

Copyright Legislation

The federal government has introduced amendments to the Canadian copyright legislation in the House of Commons. The Bill will require Internet service providers (“ISPs”) to use a “notice and notice” regime whereby notices would be sent to the ISPs alleging copyright infringement.  The ISP would then forward these notices to its customers. This is similar to the procedure currently used by us and therefore would not impose any new costs. The copyright legislation would also legalize forms of copying currently used by Cable’s customers, but in its current form would not permit cable operators to use network PVR technology.

Canadian Television Fund (“CTF”)

On June 5, 2008, the CRTC reported to the government (Canadian Heritage) on proposed changes to the CTF. It recommended separating private and public funding into two streams and creating two separate boards of directors. The CRTC denied proposals by some cable operators to opt-out of paying contributions. The report did not propose increases in the contributions currently paid by broadcasting distribution undertakings (“BDU”) such as Cable.

Essential Facilities

On June 22, 2008, the Federal Court of Appeal denied the leave to appeal application from Bell Canada et al which sought to appeal the CRTC’s essential facilities decision. Bell Canada and other parties have also applied to the CRTC with review and vary applications seeking to reverse some limited aspects of the essential facilities decision. Rogers has generally opposed these review and vary applications.

Restrictions on Non-Canadian Ownership and Control

On June 26, 2008, the Competition Policy Review Panel issued its report. While this panel and its report have no force of law, the report recommended that non-Canadians be permitted to start new telecommunications carriers in Canada and purchase existing carriers which have less than 10 percent of the Canadian telecommunications market. The report further recommends that after five years, there should be no foreign ownership rules for all telecommunications carriers and BDU’s (cable and direct-to-home operators). Similar recommendations have been made as a result of previous studies over the past several years which did not result in any changes by government, and there is no indication when, or if, the government will act on any of the recommendations of this most recent report.

Rogers Communications Inc.	29	Second Quarter 2008

Part II Fees

The CRTC collects two different types of fees from broadcast licencees which are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful. On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. Both the Crown and the applicants appealed this case to the Federal Court of Appeal. On April 28, 2008, the Federal Court of Appeal overturned the Federal Court and ruled that Part II fees are valid regulatory charges. As a result, during the three months ended June 30, 2008, Cable and Media recorded charges of approximately $30 million and $7 million, respectively, for CRTC Part II fees covering the period September 1, 2006 to March 31, 2008 ($25 million and $6 million for the period September 1, 2006 to December 31, 2007 for Cable and Media, respectively). In addition, we recorded $5 million and $2 million in the second quarter of 2008, for Cable and Media, respectively, which is included in operating, general and administrative expenses. We will continue to record these fees on a prospective basis. An application for leave to appeal has been filed with the Supreme Court of Canada although there is no assurance that the Court will hear the appeal or overturn this decision.

New Media Proceeding

The CRTC has commenced a major proceeding dealing with what it refers to as new media. They are reviewing any existing new media exemption order which exempts all broadcasting content on the Internet from regulation. They are also considering ways in which Canadian new media content could be subsidized. We expect some parties to argue in the proceeding that ISPs, such as Cable, should pay contributions to a fund to subsidize Canadian new media content.

Proposed Legislation

Bill C-555, An Act to Provide Clarity and Fairness in the Provision of Telecommunications Services in Canada, has received its first reading in the House of Commons. Bill C-555 is a private members bill and not government legislation. If passed, the bill would require the Minister of Industry to amend the licence conditions of PCS and cellular spectrum licences to prohibit carriers from charging additional fees or charges that are not part of the subscriber’s monthly fee or monthly rate plan. The bill would also require the CRTC to inquire into, and make a report on, a wide range of issues including billing, cell phone locking, information regarding network speeds and limitations, network management practices and the Commissioner for Complaints for Telecommunications Services.

The Office de la Protection du Consommateur in Quebec is proposing to introduce amendments to the Consumer Protection Act that would affect sequential performance contracts provided remotely, including wireless, wireline and Internet service contracts. If passed, the amendments would limit the term of such contracts to two years, impose a limit on the early cancellation fees that can be charged to customers, prohibit the setting of an expiry date on prepaid phone cards, regulate the content and the form of such contracts as well as the termination and renewal rights of the consumers. The amendments also propose to institute a right of action to consumer protection associations to apply for discontinuance of practices or contractual clauses that contravene the Consumer Protection Act.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2007 Annual MD&A, which was current as of February 20, 2008. The significant changes to those risks and uncertainties since that date are as follows:

Rogers Communications Inc.	30	Second Quarter 2008

Proposed Class Action (911 Fees)

On June 25, 2008, a proceeding was commenced in Saskatchewan under that Province's Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by us and the other wireless communication providers in Canada. The Plaintiffs are seeking unquantified damages and restitution. The Plantiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

There is no Guarantee that Wireless’ Service Revenue Will Exceed Increased Handset Subsidies

Wireless’ business model, as is generally the case for other North American wireless carriers, is substantially based on subsidizing the cost of the handset to the customer to reduce the barrier to entry, while in return requiring a term commitment from the customer. For certain handsets, Wireless will commit with the supplier to a minimum subsidy. Wireless’ business could be materially adversely affected if by virtue of law or regulation or negative customer behaviour, Wireless was unable to require term commitments or early cancellation fees from its customers or did not receive the service revenues that it anticipated from the customer commitment.

The AWS Spectrum Auction Could Increase Competition

Industry Canada’s auction for AWS spectrum concluded on July 21, 2008. Each of the three large incumbent wireless operators, Rogers, Bell Canada and TELUS, acquired spectrum licences of varying sizes and in varying markets across Canada.  Rogers acquired 20MHz of spectrum across the country while, MTS Allstream Inc., and Saskatchewan Telecommunications Holding Corporation acquired spectrum in Manitoba and Saskatchewan, respectively.

Through the auction and as described below, five new entrants acquired substantial regional holdings of AWS spectrum, and several much smaller companies acquired small amounts of spectrum in generally isolated locations. These new entrants could provide Wireless with substantial competition in the regions in which they have acquired licences. These new entrants may also partner with one another or our other competitors providing competition to Wireless in more than one region or on a national scale.

Three existing cable companies acquired spectrum, substantially in the regions where they already offer cable television, internet and telephone service. This acquisition of spectrum provides them with the potential ability to offer more comprehensive bundles of communications services including wireless services than they currently offer over their own facilities. Bragg Communications Inc., operating under the name Eastlink, is the dominant cable provider in the provinces of Nova Scotia and PEI and has additional cable operations across the country in various small towns across Canada. Eastlink acquired spectrum in each of its cable markets. Quebecor Media Inc., operating under the name Videotron Ltd. (“Videotron”), is the largest cable provider in Quebec. Videotron was the only potential new entrant to acquire spectrum in the province of Quebec and also acquired spectrum in Eastern Ontario and in Toronto. Shaw Communications Inc., which is the dominant cable provider in Western Canada and parts of northern Ontario, acquired spectrum covering its respective cable markets in B.C., Alberta, Manitoba, Saskatchewan and in Sault Ste. Marie and Thunder Bay in Ontario.

Rogers Communications Inc.	31	Second Quarter 2008

Globalive Communications Corp. (“Globalive”), a privately-held company, is the parent company of Yak Communications Canada Corp. which is a resale-based long distance service provider in Canada. Globalive is heading a consortium with participation from Weather Investments SPA, controlled by Egypt's Naguib Sawiris (or its subsidiary, Orascom Telecom Holding S.A.E.) and Novator Partners, founded by Iceland's Bjorgolfur Thor Bjorgolfsson).  The Globalive consortium acquired spectrum across Canada and the Northern Territories with the exception of Quebec.

Finally, Data & Audio-Visual Enterprises Wireless Inc. (“DAVE”), a new, privately-held company established by Canadian and U.S. investors, acquired spectrum in Eastern Ontario, Southern Ontario, and Victoria, Vancouver, Edmonton, Red Deer, and Calgary.

Currently, no single potential entrant has acquired spectrum sufficient to become a national licencee as defined by industry Canada to qualify for mandated roaming on a national basis for 10 years.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2007 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses and average monthly operating expense per wireless subscriber;
•	Sales and marketing costs (or cost of acquisition) per subscriber;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted operating profit margin; and
•	Additions to PP&E.

See the “Supplementary Information” section for calculations of these Non-GAAP measures.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are or have been Directors of our Company and/or its subsidiary companies. During the three and six months ended June 30, 2008 and 2007, total amounts paid to these related parties, directly or indirectly, are as follows:

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Printing, legal services and commissions paid on premiums for insurance coverage	$1	$1	-	$2	$1	100%

Rogers Communications Inc.	32	Second Quarter 2008

Fees charged to our controlling shareholder for the personal use of corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit Committee. For the six months ended June 30, 2008 and 2007, the fees charged to our controlling shareholder for personal use of the aircraft and other administrative services were approximately $0.5 million and $0.5 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2007 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2007 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the six months ended June 30, 2008, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2007 Annual MD&A.

NEW ACCOUNTING STANDARDS

Capital Disclosures

Effective January 1, 2008, we adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. These new disclosures are included in Note 9 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2008 and 2007.

Financial Instruments

Effective January 1, 2008, we adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (“CICA 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“CICA 3863”).

CICA 3862 requires entities to provide disclosures in their financial statements that enables users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

CICA 3863 establish standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

Rogers Communications Inc.	33	Second Quarter 2008

The adoption of these standards did not have any impact on the classification and measurement of our financial instruments. The new disclosures pursuant to these new Handbook Sections are included in Note 10 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2008 and 2007.

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

We are evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards. However, the financial reporting impact of the transition to IFRS has not yet been determined.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2007 Annual MD&A.

2008 GUIDANCE

At this point in the year we have no specific revisions to the 2008 annual financial and operating guidance ranges which we provided on January 7, 2008. However, we note that Wireless’ launch of the iPhone 3G on July 11, 2008 as discussed above is expected to cause COA to increase in the second half of 2008 and be greater than contemplated in our original 2008 guidance thus impacting Wireless’ operating profit in the same period. However, Wireless’ adjusted operating profit for the first two quarters of 2008 has and continues to trend stronger than originally anticipated in our 2008 guidance, and as such, we currently expect these two trends will for the most part offset each other for the full year 2008 in respect of Wireless' adjusted operating profit results. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	34	Second Quarter 2008

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended June 30,		Six months ended June 30,
except ARPU figures and operating profit margin)	2008	2007	2008	2007

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,371	$1,207	$2,665	$2,311
Divided by: average postpaid wireless voice and data subscribers	6,055	5,538	6,006	5,488
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$75.48	$72.65	$73.95	$70.18

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$71	$67	$137	$128
Divided by: average prepaid subscribers	1,404	1,365	1,403	1,369
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$16.86	$16.36	$16.27	$15.58

Cost of acquisition per gross addition
Total sales and marketing expenses	$151	$146	$291	$286
Equipment margin loss (acquisition related)	40	39	75	66
	$191	$185	$366	$352
Divided by: total gross wireless additions (postpaid, prepaid and one-way messaging)	435	481	862	913
	$439	$385	$425	$386

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$446	$381	$887	$747
Equipment margin loss (retention related)	39	47	81	102
	$485	$428	$968	$849
Divided by: average total wireless subscribers	7,562	7,034	7,524	6,992
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$21.38	$20.28	$21.44	$20.24

Equipment margin loss
Equipment sales	$77	$87	$145	$149
Cost of equipment sales	(156)	(173)	(301)	(317)
	$(79)	$(86)	$(156)	$(168)

Acquisition related	$(40)	$(39)	$(75)	$(66)
Retention related	(39)	(47)	(81)	(102)
	$(79)	$(86)	$(156)	$(168)

Adjusted operating profit margin
Adjusted operating profit	$769	$664	$1,474	$1,245
Divided by network revenue	1,445	1,277	2,808	2,446
Adjusted operating profit margin	53.2%	52.0%	52.5%	50.9%

Rogers Communications Inc.	35	Second Quarter 2008

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended June 30,		Six months ended June 30,
except ARPU figures and operating profit margin)	2008	2007	2008	2007

Core Cable ARPU
Core Cable revenue	$417	$384	$820	$757
Divided by: average basic cable subscribers	2,289	2,272	2,292	2,275
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$60.73	$56.34	$59.62	$55.45

Internet ARPU
Internet revenue	$171	$152	$337	$295
Divided by: average Internet (residential) subscribers	1,524	1,374	1,510	1,353
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$37.41	$36.87	$37.19	$36.33

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$293	$243	$571	$477
Divided by revenue	718	646	1,413	1,266
Cable Operations adjusted operating profit margin	40.8%	37.6%	40.4%	37.7%

RBS adjusted operating profit (loss) margin:
Adjusted operating profit (loss)	$16	$4	$33	$(3)
Divided by revenue	130	146	263	291
RBS adjusted operating profit (loss) margin	12.3%	2.7%	12.5%	(1.0%)

Rogers Communications Inc.	36	Second Quarter 2008

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars, number of shares outstanding in millions)	2008	2007	2008	2007

Operating profit	$996	$431	$2,091	$1,229
Add (deduct):
Stock option plan amendment	-	452	-	452
Stock-based compensation (recovery) expense	53	32	(63)	47
Adjustment for CRTC Part II fees decision	37	-	31	-
Integration and restructuring expenses - Cable	3	15	8	16
Adjusted operating profit	$1,089	$930	$2,067	$1,744

Net income (loss)	$301	$(56)	$645	$114
Add (deduct):
Stock option plan amendment	-	452	-	452
Stock-based compensation (recovery) expense	53	32	(63)	47
Adjustment for CRTC Part II fees decision	37	-	31	-
Integration and restructuring expenses - Cable	3	15	8	16
Loss on repayment of long-term debt	-	47	-	47
Income tax impact	(30)	(191)	10	(191)
Adjusted net income	$364	$299	$631	$485

Basic earnings per share:
Adjusted net income	$364	$299	$631	$485
Divided by: weighted average number of shares outstanding	639	639	639	638
Adjusted basic earnings per share	$0.57	$0.47	$0.99	$0.76

Diluted earnings per share:
Adjusted net income	$364	$299	$631	$485
Divided by: diluted weighted average number of shares outstanding	639	639	639	646
Adjusted diluted earnings per share	$0.57	$0.47	$0.99	$0.75

Rogers Communications Inc.	37	Second Quarter 2008

SUPPLEMENTARY INFORMATION
Rogers Communications Inc.

	2008		2007				2006
(In millions of dollars,
except per share amounts)	Q1	Q2	Q1	Q2	Q3	Q4	Q1	Q2

Income Statement
Operating revenue
Wireless	$1,431	$1,522	$1,231	$1,364	$1,442	$1,466	$1,005	$1,094
Cable	925	938	855	881	899	923	772	787
Media	307	409	266	348	339	364	240	334
Corporate and eliminations	(54)	(66)	(54)	(66)	(69)	(66)	(33)	(36)
	2,609	2,803	2,298	2,527	2,611	2,687	1,984	2,179

Operating profit before the undernoted
Wireless	705	769	581	664	686	658	412	490
Cable	303	304	228	243	265	265	222	237
Media	2	52	19	45	46	63	14	53
Corporate and eliminations	(26)	(36)	(14)	(22)	(13)	(29)	(30)	(24)
	984	1,089	814	930	984	957	618	756
Stock option plan amendment(1)	-	-	-	(452)	-	-	-	-
Stock-based compensation recovery (expense)(1)	116	(53)	(15)	(32)	(11)	(4)	(13)	(10)
Integration and restructuring expenses(2)	(5)	(3)	(1)	(15)	(5)	(17)	(11)	(2)
Adjustment for CRTC Part II fees decision(3)	-	(37)	-	-	18	-	-	-
Contract renegotiation fee(4)	-	-	-	-	-	(52)	-	-
Operating profit(5)	1,095	996	798	431	986	884	594	744
Depreciation and amortization	440	420	400	398	397	408	386	395
Operating income	655	576	398	33	589	476	208	349
Interest on long-term debt	(138)	(133)	(149)	(152)	(140)	(138)	(161)	(155)
Other income (expense)	(3)	11	7	(24)	(14)	-	1	17
Income tax reduction (expense)	(170)	(153)	(86)	87	(166)	(84)	(35)	68
Net income (loss) for the period	$344	$301	$170	$(56)	$269	$254	$13	$279

Net income (loss) per share:
Basic	$0.54	$0.47	$0.27	$(0.09)	$0.42	$0.40	$0.02	$0.44
Diluted	$0.54	$0.47	$0.26	$(0.09)	$0.42	$0.40	$0.02	$0.44

Additions to PP&E(5)	$321	$481	$394	$381	$397	$624	$340	$403

(1)	See section entitled “Stock-based Compensation”.
(2)	Costs incurred relate to the integration of Fido, Call-Net, the restructuring of Rogers Business Solutions, and the closure of certain Rogers Retail stores.
(3)
In the third quarter of 2007, an accrual for CRTC Part II fees was reversed, resulting from a notice received from the CRTC that Part II fees due in November 2007 would not be collected. In the second quarter of 2008, Part II fees related to prior periods were accrued due to a Federal Court of Appeal decision which stated that the fees were a valid regulatory charge. See the section entitled “Government Regulation and Regulatory Developments” for further details.

(4)	One-time charge resulting from the renegotiation of an Internet-related services agreement with Yahoo!.
(5)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	38	Second Quarter 2008

SUPPLEMENTARY INFORMATION
Rogers Communications Inc. Adjusted Quarterly Summary(1)

	2008		2007				2006
(In millions of dollars,
except per share amounts)	Q1	Q2	Q1	Q2	Q3	Q4	Q1	Q2

Income Statement
Operating revenue
Wireless	$1,431	$1,522	$1,231	$1,364	$1,442	$1,466	$1,005	$1,094
Cable	925	938	855	881	899	923	772	787
Media	307	409	266	348	339	364	240	334
Corporate and eliminations	(54)	(66)	(54)	(66)	(69)	(66)	(33)	(36)
	2,609	2,803	2,298	2,527	2,611	2,687	1,984	2,179

Adjusted operating profit(2)
Wireless	705	769	581	664	686	658	412	490
Cable	303	304	228	243	265	265	222	237
Media	2	52	19	45	46	63	14	53
Corporate and eliminations	(26)	(36)	(14)	(22)	(13)	(29)	(30)	(24)
	984	1,089	814	930	984	957	618	756
Depreciation and amortization	440	420	400	398	397	408	386	395
Adjusted operating income	544	669	414	532	587	549	232	361
Interest on long-term debt	(138)	(133)	(149)	(152)	(140)	(138)	(161)	(155)
Other income (expense)	(3)	11	7	23	(14)	-	1	17
Income tax reduction (expense)	(133)	(183)	(86)	(104)	(165)	(109)	(39)	67
Adjusted net income for the period	$270	$364	$186	$299	$268	$302	$33	$290

Adjusted net income per share:
Basic	$0.42	$0.57	$0.29	$0.47	$0.42	$0.47	$0.05	$0.46
Diluted	$0.42	$0.57	$0.29	$0.47	$0.41	$0.47	$0.05	$0.45

Additions to PP&E(2)	$321	$481	$394	$381	$397	$624	$340	$403

(1)
This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation (recovery) expense, integration and restructuring expenses, adjustments to CRTC Part II fees related to prior periods, a one-time charge related to the renegotiation of an Internet-related services agreement, losses on repayment of long-term debt and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time, including but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Rogers Communications Inc.	39	Second Quarter 2008

Except as otherwise indicated, this MD&A and our forward looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee.  Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2007 Annual MD&A.

 Additional Information

Additional information relating to our company and business, including our 2007 Annual Report and 2007 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About the Company

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network. Through Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment.  We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Rogers Communications Inc.	40	Second Quarter 2008

For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless - Elizabeth Hamilton, 416-935-8710, elizabeth.hamilton@rci.rogers.com
Cable - Nancy Cottenden, 416-935-4726, nancy.cottenden@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 9:30 a.m. ET today, July 29, 2008. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	41	Second Quarter 2008

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three and six months ended June 30, 2008 and 2007

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Operating revenue	$2,803	$2,527	$5,412	$4,825

Operating expenses:
Cost of sales	225	250	453	468
Sales and marketing	311	317	610	622
Operating, general and administrative	1,268	1,062	2,250	2,038
Stock option plan amendment (note 8)	-	452	-	452
Integration and restructuring	3	15	8	16
Depreciation and amortization	420	398	860	798

Operating income	576	33	1,231	431
Interest on long-term debt	(133)	(152)	(271)	(301)
	443	(119)	960	130

Foreign exchange gain (loss)	1	42	(6)	52
Loss on repayment of long-term debt (note 5)	-	(47)	-	(47)
Change in fair value of derivative instruments	5	(22)	1	(26)
Other income, net	5	3	13	4

Income (loss) before income taxes	454	(143)	968	113

Income tax expense (recovery):
Current	(1)	-	1	-
Future	154	(87)	322	(1)
	153	(87)	323	(1)

Net income (loss) for the period	$301	$(56)	$645	$114

Net income (loss) per share (note 4):
Basic	$0.47	$(0.09)	$1.01	$0.18
Diluted	0.47	(0.09)	1.01	0.18

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	June 30,	December 31,
	2008	2007

Assets

Current assets:
Accounts receivable	$1,194	$1,245
Other current assets	375	304
Future income tax assets	457	594
	2,026	2,143

Property, plant and equipment	7,423	7,289
Goodwill (note 3)	3,139	3,027
Intangible assets (note 3)	1,981	2,086
Investments	377	485
Deferred charges	107	111
Other long-term assets	190	184

	$15,243	$15,325

Liabilities and Shareholders' Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$45	$61
Accounts payable and accrued liabilities	1,998	2,260
Current portion of long-term debt (note 5)	1	1
Current portion of derivative instruments (note 10)	173	195
Unearned revenue	248	225
	2,465	2,742

Long-term debt (note 5)	5,958	6,032
Derivative instruments (note 10)	1,570	1,609
Other long-term liabilities	204	214
Future income tax liabilities	271	104
	10,468	10,701

Shareholders' equity (note 7)	4,775	4,624

	$15,243	$15,325

Contingencies (note 13)
Subsequent events (notes 3(f), 5, 12(a) and 14)

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(In millions of dollars)

Six months ended June 30, 2008

							Accumulated
	Class A Voting		Class B Non-Voting				other
	shares		shares				comprehensive	Total
		Number		Number	Contributed	Retained	income	shareholders'
	Amount	of shares	Amount	of shares	surplus	earnings	(loss)	equity
		(000s)		(000s)

Balances, January 1, 2008	$72	112,462	$471	527,005	$3,689	$342	$50	$4,624
Net income for the period	-	-	-	-	-	645	-	645
Shares issued on exercise of stock options	-	-	11	245	-	-	-	11
Dividends declared	-	-	-	-	-	(320)	-	(320)
Repurchase of Class B Non-Voting shares (note 7)	-	-	(1)	(1,000)	(38)	(1)	-	(40)
Other comprehensive loss	-	-	-	-	-	-	(145)	(145)

Balances, June 30, 2008	$72	112,462	$481	526,250	$3,651	$666	$(95)	$4,775

Six months ended June 30, 2007

							Accumulated
	Class A Voting		Class B Non-Voting				other
	shares		shares				comprehensive	Total
		Number		Number	Contributed		income	shareholders'
	Amount	of shares	Amount	of shares	surplus	Deficit	(loss)	equity
		(000s)		(000s)

Balances,January 1, 2007	$72	112,468	$425	523,232	$3,736	$(30)	$(214)	$3,989
Net income for the period	-	-	-	-	-	114	-	114
Class A Voting shares converted to Class B
Non-Voting shares	-	(6)	-	6	-	-	-	-
Stock option plan amendment	-	-	-	-	(50)	-	-	(50)
Shares issued on exercise of stock options	-	-	34	3,494	(9)	-	-	25
Stock-based compensation	-	-	-	-	12	-	-	12
Dividends declared	-	-	-	-	-	(105)	-	(105)
Other comprehensive income	-	-	-	-	-	-	194	194

Balances, June 30, 2007	$72	112,462	$459	526,732	$3,689	$(21)	$(20)	$4,179

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Net income (loss) for the period	$301	$(56)	$645	$114

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	6	34	(105)	124
Change in fair value of cash flow hedging derivative instruments:
Increase in fair value of liability	(159)	(338)	(8)	(359)
Reclassification to net income of foreign exchange loss (gain)	39	375	(128)	427
Reclassification to net income of accrued interest	35	28	70	48
	(79)	99	(171)	240
Related income taxes	40	(28)	26	(46)
	(39)	71	(145)	194

Total comprehensive income	$262	$15	$500	$308

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Cash provided by (used in):

Operating activities:
Net income (loss) for the period	$301	$(56)	$645	$114
Adjustments to reconcile net income (loss) for the period to cash flows from operating activities:
Depreciation and amortization	420	398	860	798
Program rights and Rogers Retail rental amortization	37	21	72	40
Future income taxes	154	(87)	322	(1)
Unrealized foreign exchange gain	-	(38)	-	(46)
Change in fair value of derivative instruments	(5)	22	(1)	26
Loss on repayment of long-term debt	-	47	-	47
Stock option plan amendment	-	452	-	452
Stock-based compensation expense (recovery)	53	32	(63)	47
Amortization of fair value increment on long-term debt	(2)	(2)	(3)	(4)
Other	(6)	(3)	(11)	(4)
	952	786	1,821	1,469
Change in non-cash operating working capital items	(74)	(197)	(244)	(465)
	878	589	1,577	1,004

Investing activities:
Additions to property,plant and equipment ("PP&E")	(481)	(381)	(802)	(775)
Change in non-cash working capital items related to PP&E	28	(26)	(54)	(114)
Acquisitions, net of cash and cash equivalents acquired	(124)	(86)	(147)	(129)
Additions to program rights	(42)	(9)	(78)	(23)
Other	(4)	(11)	(2)	(5)
	(623)	(513)	(1,083)	(1,046)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Financing activities:
Issuance of long-term debt	530	2,678	780	3,446
Repayment of long-term debt	(565)	(2,595)	(980)	(3,292)
Premium on repayment of long-term debt	-	(59)	-	(59)
Financing costs incurred	-	(4)	-	(4)
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	-	(873)	-	(873)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	-	838	-	838
Repurchase of Class B Non-Voting shares	(40)	-	(40)	-
Issuance of capital stock on exercise of stock options	2	11	2	25
Dividends paid on Class A Voting and Class B Non-Voting shares	(160)	(26)	(240)	(51)
	(233)	(30)	(478)	30

Increase (decrease) in cash and cash equivalents	22	46	16	(12)

Cash deficiency, beginning of period	(67)	(77)	(61)	(19)

Cash deficiency, end of period	$(45)	$(31)	$(45)	$(31)

Supplemental cash flow information:
Income taxes paid	$-	$-	$-	$1
Interest paid	169	194	273	321

The change in non-cash operating working capital items is as follows:
Decrease (increase) in accounts receivable	$(58)	$(220)	$60	$(73)
Decrease (increase) in other assets	(26)	1	(116)	(116)
Increase (decrease) in accounts payable and accrued liabilities	17	45	(208)	(276)
Increase (decrease) in unearned revenue	(7)	(23)	20	-

	$(74)	$(197)	$(244)	$(465)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements.  They should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2007 (the "2007 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2007 financial statements except for the adoption of new accounting policies described below.

(a)	Capital disclosures:

Effective January 1, 2008, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1535, Capital Disclosures ("CICA 1535").  CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  These new disclosures are included in note 9.

(b)	Financial instruments:

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures ("CICA 3862"), and Handbook Section 3863, Financial Instruments - Presentation ("CICA 3863").

CICA 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity's financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

1.	Basis of presentation and accounting policies (continued):

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of the Company's financial instruments.  The new disclosures pursuant to these new Handbook Sections are included in note 10.

(c)	Recent accounting pronouncements:

International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management's current understanding of these standards.  However, the financial reporting impact of the transition to IFRS has not yet been determined.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

2.	Segmented information:

All of the Company's reportable segments are substantially in Canada.  Information by reportable segment is as follows:

	Three months ended June 30, 2008					Three months ended June 30, 2007
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$1,522	$938	$409	$(66)	$2,803	$1,364	$881	$348	$(66)	$2,527

Operating expenses:
Cost of sales	156	44	40	(15)	225	173	45	40	(8)	250
Sales and marketing	151	117	60	(17)	311	146	126	54	(9)	317
Operating, general and administrative	454	514	273	27	1,268	385	474	213	(10)	1,062
Stock option plan amendment	-	-	-	-	-	46	113	84	209	452
Integration and restructuring	-	3	-	-	3	-	15	-	-	15
	761	260	36	(61)	996	614	108	(43)	(248)	431

Depreciation and amortization	123	192	24	81	420	144	182	13	59	398

Operating income (loss)	$638	$68	$12	$(142)	576	$470	$(74)	$(56)	$(307)	33

Interest on long-term debt					(133)					(152)
Foreign exchange gain					1					42
Loss on repayment of long-term debt					-					(47)
Change in fair value of derivative instruments					5					(22)
Other income, net					5					3

Income (loss) before income taxes					$454					$(143)

Additions to PP&E	$251	$199	$17	$14	$481	$174	$184	$11	$12	$381

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

2.	Segmented information (continued):

	Six months ended June 30, 2008					Six months ended June 30, 2007

				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$2,953	$1,863	$716	$(120)	$5,412	$2,595	$1,736	$614	$(120)	$4,825

Operating expenses:
Cost of sales	301	89	86	(23)	453	317	87	86	(22)	468
Sales and marketing	291	234	120	(35)	610	286	251	108	(23)	622
Operating, general and administrative	885	941	452	(28)	2,250	754	937	362	(15)	2,038
Stock option plan amendment	-	-	-	-	-	46	113	84	209	452
Integration and restructuring	-	8	-	-	8	-	16	-	-	16
	1,476	591	58	(34)	2,091	1,192	332	(26)	(269)	1,229

Depreciation and amortization	265	385	39	171	860	294	359	25	120	798

Operating income (loss)	$1,211	$206	$19	$(205)	1,231	$898	$(27)	$(51)	$(389)	431

Interest on long-term debt					(271)					(301)
Foreign exchange gain (loss)					(6)					52
Loss on repayment of long-term debt					-					(47)
Change in fair value of derivative instruments					1					(26)
Other income, net					13					4

Income before income taxes					$968					$113

Additions to PP&E	$414	$327	$38	$23	$802	$406	$335	$18	$16	$775

In addition, Cable consists of the following reportable segments:

	Three months ended June 30, 2008					Three months ended June 30, 2007
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$718	$130	$92	$(2)	$938	$646	$146	$93	$(4)	$881

Operating expenses:
Cost of sales	-	-	44	-	44	-	-	45	-	45
Sales and marketing	64	6	47	-	117	61	19	46	-	126
Operating, general and administrative	401	108	7	(2)	514	349	123	6	(4)	474
Stock option plan amendment	-	-	-	-	-	106	2	5	-	113
Integration and restructuring	1	2	-	-	3	3	12	-	-	15
	$252	$14	$(6)	$-	260	$127	$(10)	$(9)	$-	108

Depreciation and amortization					192					182

Operating income (loss)					$68					$(74)

Additions to PP&E	$185	$10	$4	$-	$199	$163	$17	$4	$-	$184

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

2.	Segmented information (continued):

	Six months ended June 30, 2008					Six months ended June 30, 2007
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$1,413	$263	$192	$(5)	$1,863	$1,266	$291	$184	$(5)	$1,736
Operating expenses:
Cost of sales	-	-	89	-	89	-	-	87	-	87
Sales and marketing	128	13	93	-	234	122	40	89	-	251
Operating, general and administrative	718	216	12	(5)	941	677	254	11	(5)	937
Stock option plan amendment	-	-	-	-	-	106	2	5	-	113
Integration and restructuring	1	3	4	-	8	4	12	-	-	16
	$566	$31	$(6)	$-	591	$357	$(17)	$(8)	$-	332

Depreciation and amortization					385					359

Operating income (loss)					$206					$(27)

Additions to PP&E	$306	$14	$7	$-	$327	$288	$40	$7	$-	$335

3.	Business combinations and divestitures:

The Company has engaged in the following acquisitions:

(a)
On June 12, 2008, the Company acquired 100% of the outstanding shares of Aurora Cable TV Limited ("Aurora Cable") for cash consideration of $80 million, including a $16 million deposit paid during the first quarter of 2008.  In addition, the Company contributed $10 million to simultaneously pay down certain credit facilities of Aurora Cable.  Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.  The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective June 12, 2008.  The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

3.	Business combinations and divestitures (continued):

The preliminary estimated fair values of the assets acquired and liabilities assumed are as follows:

Purchase price	$80

Current assets	$1
Customer list	17
PP&E	19
Current liabilities	(3)
Future income tax liabilities	(6)
Credit facilities	(10)

Preliminary fair value of net assets acquired	$18

Goodwill	$62

The goodwill has been allocated to the Cable reporting segment and is not tax deductible.

(b)
On April 30, 2008, the Company acquired the assets of Vancouver multicultural television station channel m, from Multivan Broadcast Corporation, for cash consideration of $60 million.  The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective April 30, 2008.  The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

3.	Business combinations and divestitures (continued):

The preliminary estimated fair values of the assets acquired and liabilities assumed are as follows:

Purchase price	$60

Current assets	$5
Broadcast licence	6
PP&E	6
Current liabilities	(7)

Preliminary fair value of net assets acquired	$10

Goodwill	$50

The goodwill has been allocated to the Media reporting segment and is tax deductible.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

3.	Business combinations and divestitures (continued):

(c)
During the six months ended June 30, 2008, the Company paid $3 million as settlement for a working capital adjustment related to the Citytv acquisition.  This resulted in a $3 million increase to the purchase price.  In addition to the working capital adjustment, valuations of certain tangible and intangible assets acquired were completed.  The adjustments had the following effects on the purchase price allocation from that recorded and disclosed in the 2007 consolidated financial statements:

	As at		As at
	December 31,		June 30,
	2007	Adjustments	2008

Purchase price	$405	$3	$408

Current assets	$33	$(2)	$31
Program inventory	25	(16)	9
PP&E	32	18	50
Brand name	26	-	26
Broadcast licence	86	-	86
Advertising bookings	-	6	6
Future income tax liabilities	(15)	-	(15)
Current liabilities	(32)	(9)	(41)
Other liabilities	(14)	6	(8)

Preliminary fair value of net assets acquired	$141	$3	$144

Goodwill	$264	$-	$264

The above purchase price allocation is still preliminary pending finalization of certain net assets acquired.  The Company expects to finalize the purchase price allocation during 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

3.	Business combinations and divestitures (continued):

(d)
During 2007, the Company announced its intention to divest of the assets of two television stations in British Columbia and Manitoba for approximately $6 million as part of the Canadian Radio-television and Telecommunication Commission ("CRTC") approval to secure the Citytv acquisition.  The transaction to divest of these stations received CRTC approval on March 31, 2008 and the transaction closed on May 25, 2008.

(e)
On January 27, 2008, the Company acquired the radio assets of CIKZ-FM Kitchener in exchange for:  the net assets of CICX-FM Orillia; the redemption of an investment in the shares of the Kitchener station of $4 million; and $4 million in cash.  The transaction was accounted for using the purchase method with the results of operations consolidated with those of the Company effective January 27, 2008.

(f)
During 2007, the Company announced that it had reached an agreement to acquire the remaining two-thirds ownership in Outdoor Life Network to bring its ownership to 100%.  This transaction received CRTC approval on July 7, 2008 and is expected to close on July 31, 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

4.	Net income (loss) per share:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Numerator:
Net income (loss) for the period, basic and diluted	$301	$(56)	$645	$114

Denominator (in millions):
Weighted average number of shares outstanding - basic	639	639	639	638
Effect of dilutive securities:
Employee stock options	-	-	-	8

Weighted average number of shares outstanding - diluted	639	639	639	646

Net income (loss) per share:
Basic	$0.47	$(0.09)	$1.01	$0.18
Diluted	0.47	(0.09)	1.01	0.18

Employee stock options are not considered dilutive after the May 28, 2007 amendment to stock option plans (note 8).

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

5.	Long-term debt:

	Due	Principal	Interest	June 30,	December 31,
	date	amount	rate	2008	2007

Corporate:
Bank credit facility			Floating	$ 1,040	$ 1,240

Formerly Rogers Wireless Inc.:
Senior Notes	2011	$ U.S. 490	9.625%	499	484
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	479	464
Senior Notes	2014	U.S. 750	6.375%	764	741
Senior Notes	2015	U.S. 550	7.50%	560	543
Senior Subordinated Notes	2012	U.S. 400	8.00%	407	395
Fair value increment arising from purchase accounting				14	17

Formerly Rogers Cable Inc.:
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	357	346
Senior Notes	2013	U.S. 350	6.25%	357	346
Senior Notes	2014	U.S. 350	5.50%	357	346
Senior Notes	2015	U.S. 280	6.75%	285	277
Senior Debentures	2032	U.S. 200	8.75%	204	198

Capital leases and other			Various	1	1
				5,959	6,033

Less current portion				1	1

				$ 5,958	$ 6,032

In order to participate in the auction of wireless spectrum licences which commenced May 27, 2008, the Company arranged for the issuance of standby letters of credit aggregating $534 million pursuant to the terms and conditions of the auction.  These letters of credit will be cancelled upon payment in full of $1.0 billion on September 3, 2008 for spectrum licences in the recent auction.  Payment will be funded with drawdowns under the Company's $2.4 billion bank credit facility.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

5.	Long-term debt (continued):

In July 2008, the Company entered into a credit agreement with Canadian financial institutions for an unsecured revolving credit facility of up to $500 million available until maturity 364 days following the closing date.

2007 debt repayments:

On February 6, 2007, the Company repaid at maturity, the aggregate principal amount outstanding of Cable's $450 million 7.60% Senior Notes.

On May 3, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless' U.S. $550 million ($609 million) Floating Rate Senior Notes due 2010 at a redemption premium of 2%, or $12 million.

On June 21, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless' U.S. $155 million ($166 million) 9.75% Senior Debentures due 2016 at a redemption premium of 28.416%, or $47 million.

The Company incurred a net loss on repayment of long-term debt aggregating $47 million, including aggregate redemption premiums of $59 million (U.S. $55 million) offset by a write-down of a previously recorded fair value increment of $12 million.

In conjunction with these redemptions, the Company incurred a net cash outlay of $35 million on settlement of cross-currency interest rate exchange agreements and forward contracts.

6.	Pensions:

During the three and six months ended June 30, 2008, the Company recorded pension expense in the amount of $5 million and $14 million, respectively (2007 - $10 million and $16 million, respectively).  In addition, the expense related to unfunded supplemental executive retirement plans for the three and six months ended June 30, 2008 was approximately $1 million and $2 million, respectively (2007 - $1 million and $1 million, respectively).

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

7.	Shareholders' equity:

On January 7, 2008, the Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share to be paid quarterly on each outstanding Class A Voting and Class B Non-Voting share.  Consequently, the Class A Voting shares may receive a dividend at a quarterly rate of up to $0.25 per share only after the Class B Non-Voting shares have been paid a dividend at a quarterly rate of $0.25 per share.  The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.25 per share for each class.

On February 21, 2008, the Board of Directors declared a dividend of $0.25 per share which was paid on April 1, 2008 to shareholders of record on March 6, 2008.

On April 29, 2008, the Board of Directors declared a dividend of $0.25 per share which was paid on July 2, 2008 to shareholders of record on May 13, 2008.

In January 2008, the Company filed a normal course issuer bid ("NCIB") which authorizes the Company to repurchase up to the lesser of 15,000,000 of the Company's Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.  On May 21, 2008, the Company repurchased for cancellation 1,000,000 of its outstanding Class B Non-Voting shares pursuant to a private agreement between the Company and an arm's-length third party seller for an aggregate purchase price of $39.9 million.  As a result, the Company recorded a reduction to stated capital, contributed surplus and retained earnings of $0.9 million, $37.8 million and $1.2 million, respectively. The purchase was made under an issuer bid exemption order issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

8.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expenses, is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Stock-based compensation:

Stock options	$45	$19	$(65)	$27
Restricted share units	5	8	2	13
Deferred share units	3	5	-	7

	$53	$32	$(63)	$47

During the three and six months ended June 30, 2008, the Company granted nil and 2,116,610 stock options to employees, respectively (2007 - 67,550 and 1,863,348, respectively).

The weighted average exercise price of stock options granted during the six months ended June 30, 2008 was $38.89 ($45.57 and $39.11, for the three and six months ended June 30, 2007, respectively) per share.

The weighted average estimated fair value at the date of the grant for stock options granted prior to May 28, 2007 during the three and six months ended June 30, 2007 was $13.62 per share.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

8.	Stock-based compensation (continued):

The fair values of options granted or amended prior to May 28, 2007 were based on the following assumptions:

	Three months ended	Six months ended
	June 30, 2007	June 30, 2007

Risk-free interest rate	-	3.92% - 4.00%
Dividend yield	-	0.42% - 0.43%
Volatility factor of the future expected market prices of Class B Non-Voting shares	-	34.47% - 36.55%
Weighted average expected life of the options	-	4.7 years - 6.0 years

During the three and six months ended June 30, 2008, 109,207 and 349,591 restricted share units were issued to employees of the Company, respectively (2007 - 7,500 and 192,150, respectively).  As at June 30, 2008, 1,086,355 (December 31, 2007 - 1,167,564) restricted share units were outstanding.  These restricted share units vest at the end of three years from the grant date.

On May 28, 2007, the Company's 1994 Stock Option Plan, 1996 Stock Option Plan and 2000 Stock Option Plan were amended to allow for cash-settled share appreciation rights ("SAR") to be attached to all new and previously granted options.  The SAR feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of a Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

8.	Stock-based compensation (continued):

As a result, effective May 28, 2007, all outstanding stock options are classified as liabilities and are carried at their intrinsic value as adjusted for vesting.  The intrinsic value is marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.  Prior to May 28, 2007, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant.  Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which is usually the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter.  The impact of the amendment to the stock option plans at May 28, 2007 was an increase in liabilities of $502 million, a decrease in contributed surplus of $50 million and a one-time non-cash charge of $452 million.  In addition, a future income tax recovery of $160 million was recorded on May 28, 2007 as a result of the amendment.

9.	Capital risk management:

The Company's objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital that it manages as the aggregate of its shareholders' equity, which is comprised of issued capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company's working capital requirements.  In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors,  may issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.  The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

9.	Capital risk management (continued):

In January 2008, the Company applied to the Toronto Stock Exchange ("TSX") to make an NCIB, which was accepted by the TSX on January 10, 2008 for purchases of its Class B Non-Voting shares through the facilities of the TSX.  The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases, will be determined by the Company considering market conditions, stock prices, its cash position and other factors.  During the six months ended June 30, 2008, 1,000,000 shares were repurchased. The purchase was made under an issuer bid exemption order issued by the Ontario Securities Commisson and will be included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB (note 7).

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders' return and to sustain future development of the business.

The Company is not subject to externally imposed capital requirements and its overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

10.	Financial risk management and financial instruments:

(a)	Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.  Risk management strategies, as discussed below, are designed and implemented to ensure the Company's risks and the related exposure are consistent with its business objectives and risk tolerance.

(b)	Credit risk:

Credit risk represents the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.  The carrying amount of financial assets represents the maximum credit exposure.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

The Company's credit risk is primarily attributable to its accounts receivable.  The amounts disclosed in the unaudited interim consolidated balance sheets are net of allowances for doubtful accounts, estimated by the Company's management based on prior experience and their assessment of the current economic environment.  The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable.  The main components of this allowance are a specific loss component that relates to individually significant exposures and an overall loss component established based on historical trends.  At June 30, 2008, the Company had accounts receivable of $1,194 million (December 31, 2007 - $1,245 million), net of an allowance for doubtful accounts of $147 million (December 31, 2007 - $151 million), which adequately reflects the Company's credit risk.  At June 30, 2008, $535 million of accounts receivable is considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.  The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company believes that the concentration of credit risk of accounts receivable is limited due to its broad customer base, dispersed across varying industries and geographic locations throughout Canada.

The Company has established various internal controls, such as credit checks, deposits on account and billing in advance, designed to mitigate credit risk and has also established procedures to suspend the availability of services when customers have fully utilized approved credit limits or have violated established payment terms.  While the Company's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that the Company's current credit loss experience will continue.

There is no significant credit risk related to the Company's investments.  Credit risk is managed through conducting financial and other assessments of these investments on an ongoing basis.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

Credit risk of cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company.  The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements.  All of the portfolio is held by financial institutions with a Standard & Poor's rating (or the equivalent) ranging from A+ to AA.  The Company does not require collateral or other security to support the credit risk associated with cross-currency interest rate exchange agreements due to the Company's assessment of the creditworthiness of the counterparties.  The obligations under U.S. $4,200 million aggregate notional amount of the cross-currency interest rate exchange agreements are unsecured and generally rank equally with the Company's senior indebtedness.

In the normal course of business, the Company has entered into agreements that contain features that meet the definition of a guarantee under GAAP, such as business sale and business combination agreements, sales of services, purchases and development of assets and indemnifications.  The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties.  The amount also depends on the outcome of future events and conditions, which cannot be predicted.  No amount has been accrued in the unaudited interim consolidated balance sheets related to these types of indemnifications or guarantees at June 30, 2008.  Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 9 to the unaudited interim consolidated financial statements.  It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.  At June 30, 2008, the undrawn portion of the Company's bank credit facility was $798 million.  Utilizations include advances borrowed under the bank credit facility and issuances of letters of credit.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company's financial liabilities at June 30, 2008:

	Carrying	Contractual	Less than	1 to 2	2 to 5		More than
	amount	cash flows	1 year	years	years		5 years

Bank advances, arising from outstanding cheques	$45	$45	$45	$-	$-		$-
Accounts payable and accrued liabilities	1,998	1,998	1,998	-	-		-
Bank credit facility	1,040	1,040	-	-	-		1,040
Other long-term debt	4,905	4,905	1	-	2,734		2,170
Derivative instruments:
Cash outflow (Canadian dollar)		5,593	475	-	2,350		2,768
Cash inflow (Canadian dollar equivalent of U.S. dollar)		(4,278)	(407)	-	(1,701	)*	(2,170	)*
	1,743	1,315	68	-	649		598

	$9,731	$9,303	$2,112	$-	$3,383		$3,808

*Represents Canadian dollar equivalent amount of U.S. dollar inflows matched to an equal amount of U.S. dollar maturities in "other long-term debt".

In addition to the amounts noted above, at June 30, 2008, interest payments over the life of the long-term debt and bank credit facility, including derivative instruments are:

	Less than	1 to 2	2 to 5	More than
	1 year	years	years	5 years

Interest payments	$531	$527	$1,267	$805

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

(d)	Market risk:

Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company's publicly traded investments, foreign exchange rates and interest rates, will affect the Company's income or the value of its financial instruments.

The Company manages its risk related to fluctuations in the market prices of its publicly traded investments by regularly conducting financial reviews of publicly available information related to its publicly traded investments to ensure that any risks are within established levels of risk tolerance.  The Company does not routinely engage in risk management practices such as hedging, derivatives or short selling with respect to its publicly traded investments.

At June 30, 2008, a $1 change in the market price per share of the Company's publicly traded investments would have resulted in an $8 million change in the Company's other comprehensive income, net of income taxes of $2 million.

In addition, market risk arises from accounting for the Company's stock-based compensation.  All of the Company's outstanding stock options are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price.  The intrinsic value of the liability is marked to market each period, and stock-based compensation expense is impacted by the change in the price of the Company's Class B Non-Voting shares during the life of the option.  At June 30, 2008, a $1 change in the market price of the Company's Class B Non-Voting shares would have resulted in a change of $11 million in net income, net of income taxes of $5 million.

The Company uses derivative financial instruments to manage its risks from fluctuations in foreign exchange and interest rates.  The Company does not use derivative instruments for speculative purposes.  These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements.  All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

When hedge accounting is applied, the Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.  At the instrument's inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying interest rate or foreign exchange risk related to the future anticipated interest and principal cash flows associated with the hedged item.  Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item.  On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedge item.

At June 30, 2008, all of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At June 30, 2008, details of the derivative instruments liability are as follows:

				Estimated
				fair value,
				being
	U.S. $	Exchange	Cdn. $	carrying
	notional	rate	notional	amount

Cross-currency interest rate exchange agreements accounted for as cash flow hedges	$4,190	$1.3313	$5,578	$1,737
Cross-currency interest rate exchange agreements not accounted for as hedges	10	1.5370	15	6
	$4,200		$5,593	1,743

Less current portion				173

				$1,570

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

The current portion above represents net payments expected to be made within one year on cross-currency interest rate exchange agreements, including upon settlement for these agreements maturing within one year.

At June 30, 2008, all of the Company's long-term debt was at fixed interest rates, with the exception of advances under the bank credit facility.  Interest expense would have changed by $4 million in the six months ended June 30, 2008, net of income taxes of $2 million, if there was a 1% change in the interest rates charged on advances under the bank credit facility.

The Company's long-term debt is 100% hedged for accounting purposes against fluctuations in foreign exchange rates and, therefore, no market risk arises on long-term debt from fluctuations in foreign exchange rates.  In addition, a portion of the Company's accounts receivable and accounts payable and accrued liabilities is denominated in U.S. dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

(e)	Financial instruments:

(i)	Classification and fair values of financial instruments:

The Company has classified its financial instruments as follows:

	June 30, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets, available for sale, measured at fair value:
Investments	$377	$377	$485	$485
Loans and receivables, measured at amortized cost:
Accounts receivable	1,194	1,194	1,245	1,245

	$1,571	$1,571	$1,730	$1,730

Included in investments are $17 million (December 31, 2007 - $20 million) of investments in privately held entities recorded at cost.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

	June 30, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial liabilities, measured at amortized cost:
Bank advances, arising from outstanding cheques	$45	$45	$61	$61
Accounts payable and accrued liabilities	1,998	1,998	2,260	2,260
Long-term debt	5,959	6,184	6,033	6,357
Financial liabilities, held-for-trading:
Cross-currency interest rate exchange agreements not accounted for as hedges	6	6	6	6
Cross-currency interest rate exchange agreements accounted for as cash flow hedges	1,737	1,737	1,798	1,798

	$9,745	$9,970	$10,158	$10,482

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

The Company did not have any held-for-trading or held-to-maturity financial assets during the six months ended June 30, 2008 and the year ended December 31, 2007.

(ii)	Fair values:

The Company has determined the fair values of its financial instruments as follows:

(a)
The carrying amounts in the unaudited interim consolidated balance sheets of accounts receivable, bank advances arising from outstanding cheques and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these financial instruments.

(b)
The fair values of investments that are publicly traded are determined by the quoted market values for each of the investments.  Management believes that the fair values of other investments are not significantly different from their carrying amounts.

(c)
The fair values of each of the Company's public debt instruments are based on the quarter-end trading values.  The fair value of the bank credit facility approximates its carrying amount since the interest rates approximate current market rates.

(d)
The fair values of the Company's interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

11.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or its subsidiary companies.  During the three and six months ended June 30, 2008 and 2007, total amounts paid by the Company to these related parties, directly or indirectly, are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Printing, legal services and commissions paid on premiums for insurance coverage	$1	$1	$2	$1

Fees charged to the Company's controlling shareholder for the personal use of corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit Committee.  For the six months ended June 30, 2008 and 2007, the fees charged to the Company's controlling shareholder for personal use of the aircraft and other administrative services were approximately $0.5 million and $0.5 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

12.	Commitments:

Significant changes to the Company's material contractual obligations since December 31, 2007, are as follows:

(a)
The Company participated in the Advanced Wireless Services ("AWS") spectrum auction in Canada which commenced on May 27, 2008 and concluded on July 21, 2008.  In addition to the 90 MHz of AWS spectrum being auctioned, 10 MHz of 1900 PCS and 5 MHz of 1670 MHz were available through the auction process.  As at July 21, 2008, the Company's committed expenditure is $1.0 billion.  The Company is required to submit payment in full by September 3, 2008.  Only when Industry Canada has received full payment and has reviewed and approved the required documentation pertaining to Canadian ownership and other matters, will the licences be granted.

(b)	The Company has entered into an agreement with a supplier to purchase handsets in the amount of approximately $150 million.

(c)	The Blue Jays signed two players to multi-year contracts totalling $80 million, ranging from four to six years.

(d)
The Buffalo Bills will play a series of eight games over a five-year period at the Rogers Centre in Toronto, beginning in August 2008, resulting in a commitment of $78 million of payments scheduled from 2008 through 2012.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2008 and 2007

13.	Contingencies:

(a)
The CRTC collects two different types of fees from broadcast licencees which are known as Part I and Part II fees.  In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful.  On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees.  Both the Crown and the applicants appealed this case to the Federal Court of Appeal.  On April 28, 2008, the Federal Court of Appeal overturned the Federal Court and ruled that Part II fees are valid regulatory charges.  As a result, during the three months ended June 30, 2008, Cable and Media recorded charges of approximately $30 million and $7 million, respectively, for CRTC Part II fees covering the period September 1, 2006 to March 31, 2008.  In addition, the Company recorded $5 million and $ 2 million in the second quarter of 2008, for Cable and Media, respectively, which is included in operating, general and administrative expenses.  The Company will continue to record these fees on a prospective basis.  An application for leave to appeal has been filed with the Supreme Court of Canada although there is no assurance that the Court will hear the appeal or overturn this decision.

(b)
On June 25, 2008, a proceeding was commenced in Saskatchewan under that Province's Class Actions Act against providers of wireless communications services in Canada.  The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by the Company and the other wireless communication providers in Canada.  The Plaintiffs are seeking unquantified damages and restitution.  The Plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan.  Any potential liability is not yet determinable.

14.	Subsequent event:

In the third quarter of 2008, the Company anticipates that it will record the benefit of an income tax credit of approximately $70 million arising from the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system.  The resulting income tax credit will be available to reduce future Ontario income taxes over the next five years.